082-34938

RECEIVED

2007 SEP 17 A 10: 41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 August, 2007

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

USA

07026504

Q.CELLS

Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610
MAIL q-cells@q-cells.com
WEB www.q-cells.com

Vorstand:
Dr. Florian Holzapfel (stv.)
Anton Milner
Thomas Schmidt
Dr. Hartmut Schüning

Aufsichtsratsvorsitzender:
Dr. Thomas van Aubel

Sitz: Thalheim
Amtsgericht Stendal
HRB 16621

Re: Application for Exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We, Q-Cells Aktiengesellschaft (the "Company"), a stock corporation (*Aktiengesellschaft*) incorporated under the laws of the Federal Republic of Germany, are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

SUPPL

Yours sincerely,

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Q-Cells AG

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Enclosures

dlw 9/17

Deutsche Kreditbank AG
Euro
Kto.: 812 149
BLZ: 120 300 00
IBAN:
DE90 1203 0000 0000 8121 49
SWIFT: BYLADEM1001

Hypovereinsbank AG
Euro
Kto.: 357 839 289
BLZ: 860 200 86
IBAN:
DE18 8602 0086 0357 8392 89
SWIFT: HYVEDEMM495
US-Dollar
Kto.: 865 833 717
BLZ: 700 202 70
IBAN:
DE79 7002 0270 0865 8337 17
SWIFT: HYVEDEMM

Steuernummer: 113 / 100 / 00223
USt-ID-Nr.: DE 813076188
Finanzamt Bitterfeld

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany **TEL** +49 (0)3494 66 99-0 **FAX** +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com **WEB** www.q-cells.com; Vorstand: Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied); Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal,HRB 16621;
Deutsche Kreditbank AG, Euro, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Ad hoc announcement pursuant to § 15 WpHG (German Securities Trading Act)

Q-Cells AG publishes half-yearly report:

- **Sales revenues + 44 % and EBIT + 45 %**
- **Forecast for the year raised once more**
- **Successful ramp-up of line V**

Bitterfeld-Wolfen, 14 August 2007 - Q-Cells AG (QCE; ISIN DE0005558662) has presented its interim report for the first half of 2007. The world's second largest manufacturer of solar cells is continuing its expansionary course and increased **production** to 159.8 Megawatt peak (MWp) in the first six months of 2007 (previous year: 112.6 MWp), which equates to growth of approx. 42% on the first half of 2006. Thanks to improvements in the production process and increases in efficiency ratings, the quantity produced was raised from 78.0 MWp in the first quarter to 81.8 MWp in the second quarter despite production capacity remaining comparable.

In the first six months, **sales revenues** increased by 44% to EUR 350.4 million (EUR 243.1 million). In the second quarter, sales revenues stood at EUR 186.9 million, which is a rise of 46% on the same period in the previous year. Despite an increase in the cost of materials and lower sales prices at the beginning of the year, **operating income (EBIT)** increased by 45% to EUR 80.9 million (EUR 55.9 million) thanks to technological improvements and further cost savings. EBIT for the second quarter of 2007 reached EUR 44.7 million and was thus 52% up on the same period in the previous year. Despite the fall in sales prices, the EBIT margin remained stable compared with the respective period in the previous year at 22% (half year) and 23% (second quarter) respectively.

Net income for the period for the first half year totalled EUR 77.3 million (EUR 37.5 million). This corresponds to an increase of 106% on the same period in the previous year. A profit of EUR 43.6 million is reported for the second quarter, an increase of 112% on the same quarter in the previous year. In addition to net income from operating activity, net income for the period includes pro rata net income from REC Renewable Energy Corporation ASA as well as the resultant special factors.

Q-Cells AG posted ordinary net income from the holding in REC for the first half year of EUR 13.0 million. This figure comprises the pro rata net income of EUR 18.1 million and the write-down of the intangible REC assets acquired (primarily order backlog) of EUR 5.1 million.

Q-CELLS AG OT Thalheim, Guardianstraße 16, 06766 Bitterfeld-Wolfen, Germany TEL +49 (0)3494 66 99-0 FAX +49 (0)3494 66 99-199
MAIL q-cells@q-cells.com WEB www.q-cells.com; Vorstand: Anton Milner, Thomas Schmidt, Dr. Hartmut Schüning, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied); Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Bitterfeld-Wolfen, Amtsgericht Stendal,HRB 16621;
Deutsche Kreditbank AG, Euro, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001,
Hypovereinsbank AG, Euro Kto.: 357 839 289, BLZ: 860 200 86, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495;
Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

The write-down of the value of the put options on REC shares in the balance sheet because of the increase in the share price and the sale of 3.5 million REC shares to offset this reduction resulted in further special factors, which amounted to a total of EUR 13.4 million in the first six months of 2007.

The **export ratio** increased to 57.6% in the course of further internationalisation.

On the basis of the figures for the first half of 2007 and in view of the successful ramp-up of the new line V, Q-Cells is again raising its **forecast for the fiscal year 2007**. In the year as a whole, production output in the Group's core business of approx. 370 MWp is expected (previous year 253.1 MWp). Previously the Company had assumed production output of 360 MWp. On the basis of the increase in production quantities and the expected price trend in the second half of the year, Q-Cells AG is now assuming sales revenues of at least EUR 800 million (previously approx. EUR 750 million) for fiscal year 2007. Operating income (EBIT) should increase to around EUR 170 million while the EBIT margin, which will be affected by the start-up costs for the new technologies, should stand at approx. 21% in fiscal year 2007. In its core business, Q-Cells AG expects net income of approx. EUR 130 million (previous forecast at least EUR 120 million). The start-up costs of the new technologies and non-recurrent income from sales of silicon will probably lead to net expenses of around EUR 10 million.

Overall, Q-Cells AG expects net income of approx. EUR 163 million before taking the change in value of the put options in the second half of 2007 into account. This income will be made up of net income from core business, new technologies and silicon business of approx. EUR 120 million and the effects of the holding in REC. These include pro rata net income from REC, which will amount to approx. EUR 41 million on the basis of current consensus estimates and net income of EUR 44 million from the sale of 3.5 million REC shares. These positive factors from the holding in REC will be offset by the write-down of the intangible assets acquired with the purchase of REC shares (primarily order backlog), which is expected to amount to EUR 11 million. The impact on the balance sheet resulting from the change in the value of our put options vis à vis Orkla ASA amounted to EUR 30.6 million for the first half year. If the price of REC shares continues to rise, this will result in a possible impact on the balance sheet of up to EUR 38.4 million for the year as a whole.

For **2008**, Q-Cells sets itself the target of achieving sales of at least EUR 1 billion and a return on sales of 13%. For **2009**, the company aims at sales of at least EUR 1.4 billion.

The report on the first half of 2007 and a current company presentation are available to download from the Investor Relations section of the Q-Cells AG website (www.q-cells.com).

Q.CELLS

Additional information:

ISIN: DE0005558662

Official market / Prime Standard; Frankfurt stock exchange

Registered office: Federal Republic of Germany

Q-Cells Aktiengesellschaft
Stefan Lissner
Head of Investor Relations
Guardianstraße 16
06766 Bitterfeld-Wolfen
investor@q-cells.com
Tel.: +49 - (0)3494 - 6699 10101

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany **TEL** +49 (0) 3494 66 8-60 **FAX** +49 (0) 3494 66 8-610 **MAIL** q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schöning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied); Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149, BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86, US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223, USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Q-Cells AG increases presence on the US market

- Stake in Solaria Corporation increased to 33%

- At the same time conclusion of supply agreement for 1.35 GWp

Thalheim, July 23, 2007 - Q-Cells AG (QCE; WKN 555866) increased its **stake** in the American Solaria Corporation in the context of a new round of financing from 12.39% to **33%**. Financial investors Sigma Partners, NGEN and the Indian company Moser Baer are also involved in financing of USD 50 million, scheduled for the expansion of the production facilities and further development work.

Silicon Valley based Solaria Corporation develops innovative cell and module technologies which fit seamlessly into the existing value-add chain. Based on an extensive IP portfolio, Solaria's technology combines concentration with cell singulation to achieve increased power output while contributing to further price reduction within photovoltaics.

Anton Milner, Q-Cells CEO, stated, "We are excited by this investment and the progress at Solaria. Solaria has a high synergetic potential to deliver important cost savings to the current mainstream solar cell applications. We not only see Solaria as an important partner and customer within our core business areas, but also seek to help develop Solaria's highly promising approach through our investment and tailoring R&D and products to their needs.

In addition to the increased stake in Solaria Corporation, Q-Cells AG concluded a **cell supply agreement** for a total of up to **1.35 GWp** over a 10-year period with the company. This agreement is a step further toward presence on the important and strongly growing American market.

"Evidenced by its impressive market success, Q-Cells has a deeply analytical approach towards anticipating the needs of the solar industry and is one of the few leaders that continues to innovate on a significant scale to meet those needs. Our long-term agreement reflects Q-Cells' willingness to support its partners and the value proposition our technology brings to the table," said Suvi Sharma, CEO of Solaria.

The agreement, which also covers close technology cooperation, is a further step for Q-Cells AG in the course of the internationalization of the company.

Q.CELLS

Contact:

Q-Cells AG
Stefan Lissner
Head of Investor Relations
Guardianstrasse 16
D-06766 Thalheim
investor@q-cells.com
Tel.: +49 - (0)3494 - 668 887

Caroline Venza
Antenna Group for Solaria
caroline@antennagroup.com
Tel.: +1-(0)415 - 977 1939

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49 (0) 3494 66 8-60 FAX +49 (0) 3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schüning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied);
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149,
BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86,
US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223,
USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

PRESS RELEASE

Thalheim/Tokyo, 27 June 2007

Q-Cells AG opens branch in Japan

- **First German photovoltaics company with branch in the "motherland" of photovoltaics**
- **The aim is to expand the supplier base, increase technological cooperation with Japanese partners and strengthen marketing channels in the world's second largest photovoltaics market**

Q-Cells AG is to open its branch in the Japanese capital today, Wednesday 27 June 2007, marked by a celebratory ceremony at the German Embassy in Tokyo. In doing so, the world's second largest manufacturer is the first company from the successful German photovoltaics industry to venture into the 'land of the rising sun'. This breakthrough into the Japanese market is all the more unusual, because Japan continues to be the world market leader in the production of photovoltaic systems. However, it is precisely this fact that makes the country of interest to Q-Cells AG, since the Tokyo branch will be primarily concerned with purchasing. "We have long-established, strong relationships with wafer manufacturers and other suppliers in Japan. We intend to develop these through our local presence", is how Anton Milner, Chief Executive Officer of Q-Cells AG, explains the fundamental reasons for opening the office. An additional function of the branch in Japan, currently staffed by three employees, is to increase sales of solar cells from Thalheim on the Japanese market in the medium to long-term. "We have been acting as supplier to a major Japanese module manufacturer for a long time", says Milner. "Despite strong competition from Japanese companies, we see definite market opportunities for ourselves. This is because even here there are module manufacturers who believe in having an independent partner with regard to cell manufacture."

By opening a branch in the Japanese capital, the by far largest European manufacturer of solar cells is strengthening its global position. "Thanks to our strong relationships with suppliers and customers, we are closely connected to the Japanese photovoltaic community. This branch is

proof of this", says Björn Sandberg, the Branch Manager. Originally from Norway, he has worked in Japan for five years and has excellent contacts in the Japanese photovoltaic industry. Together with him, two Japanese employees will represent Q-Cells AG "We share a common goal with our colleagues at Japanese companies: we want to make solar energy the main energy source of the future, as quickly as possible." Partnership-based cooperation and a mutual exchange of experience are very important for this.

The branch in Japan is already the third Q-Cells AG office on the east Asian future markets. The company has already set up an office in Hangzhou/China, and Q-Cells Asia Limited with its head office in Hong Kong. Employees from the office manage sales activities in the Asian-Ocean region, including South Korea (one of the most important photovoltaic growth markets at this stage) and India, which could prove extremely important in the future market.

PRESS CONTACT

Q-Cells AG, Stefan Dietrich, Guardianstr. 16, 06766 Thalheim, Germany
TEL. (+49) 03494 668.8107 **FAX** (+49) 03494 668.777 **EMAIL** s.dietrich@q-cells.com

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49(0)3494 66 8-60 FAX +49(0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schöning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied);
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149,
BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86,
US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223,
USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

PRESS RELEASE

Thalheim/Berlin, June 14, 2007

Q-Cells AG prepares itself for further strong growth

- **Annual General Meeting approves possibility of optional and/or convertible bonds**
- **Main shareholder, Good Energies, provides Richard Kauffmann as a second member of the Supervisory Board**
- **Gerhard Rauter becomes new COO**
- **Commencement of wafer production**

Thalheim/Berlin, June 14, 2007 – The Q-Cells AG Annual General Meeting today, Thursday, June 14, resolved all agenda points presented with an overwhelming majority. In addition to the complete earnings retention of the 2006 net income for strengthening the equity base and financing further growth, the shareholders approved the possible incorporation of optional and/or convertible bonds in the total nominal amount of up to EUR 3 billion. In doing so, the Q-Cells AG Annual General Meeting granted considerable scope for the acceptance of debt capital and established an important basis for the planned rapid corporate growth. Furthermore, the Annual General Meeting resolved a new share option program for all Q-Cells AG employees. Q-Cells AG was also authorised to purchase treasury shares of up to 10% of the share capital. Finally, the Annual General Meeting granted discharge to the members of the Executive Board and the Supervisory board for fiscal year 2006.

Personnel changes

The Annual General Meeting also elected a new member of the Supervisory Board. This election became necessary because the present Supervisory Board member, Immo Ströher, resigned from his office with effect from June 14, 2007. The present shareholders elected Richard Kauffmann as his successor. The 52 year old American is the CEO of Good Energies, Inc., headquartered in

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany TEL +49(0)3494 66 8-60 FAX +49(0)3494 66 8-610 MAIL q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schöning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied);
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149,
BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86,
US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223,
USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

Zug, Switzerland. Thus the main shareholder, Good Energies, now provides two of the nine members of the Supervisory Board. Before Kauffman joined Good Energies in September 2006, he was a partner, Managing Director and Chairman of the Global Financing Group at Goldman, Sachs & Co.

In the course of preparation for further, extremely dynamic corporate growth as well as the increased internationalisation of Q-Cells AG activities, the company nominated new personnel. With effect from October 1, 2007, Gerhard Rauter is appointed as the new Chief Operating Officer (COO) on the Executive Board in charge of production. With the 49 year old Austrian, Q-Cells AG gained an experienced manager for this position who has been employed in managerial positions for more than 20 years at Siemens AG and Infineon Technologies AG, most recently as Vice President and Managing Director at Infineon Technologies Dresden GmbH & Co. OHG. In this role, he had overall responsibility for the Infineon site in Dresden. Gerhard Rauter will bring to Q-Cells his extensive experience, in particular for further, rapid development of production capacities in all technologies brought forward by Q-Cells.

The current COO Thomas Schmidt will focus on tasks in the core business. Thomas Schmidt has been the COO on the Q-Cells AG Executive Board since April 2004 and in this role was responsible for the development and optimization of production capacities which resulted in Q-Cells AG being ranked second amongst global solar cell manufacturers. Under his management, Q-Cells introduced many process improvements that have contributed to lowering production costs.

Commencement of wafer production

At the Annual General Meeting, Q-Cells AG also announced that it intends to enter into wafer production, i.e. production of the preliminary product of cell manufacture. The company sees it as a good solution for converting some of the silicon quantities supplied by the Norwegian company Elkem Solar from 2008 into wafers. In February this year, Q-Cells AG concluded an agreement with Elkem Solar for the supply of large quantities of metallurgical silicon. By commencing wafer production, Q-Cells expects to achieve a significant cost advantage and synergy effects between wafer and cell production. For 2009 the company plans to produce silicon wafers for its own cell production with a total output of more than 240 MWp.

Q-CELLS AG Guardianstraße 16, 06766 Thalheim, Germany **TEL** +49(0)3494 66 8-60 **FAX** +49(0)3494 66 8-610 **MAIL** q-cells@q-cells.com
WEB www.q-cells.com; Vorstand: Anton Milner, Dr. Hartmut Schüning, Thomas Schmidt, Dr. Florian Holzapfel (stellvertretendes Vorstandsmitglied);
Aufsichtsratsvorsitzender: Dr. Thomas van Aubel; Sitz: Thalheim, Amtsgericht Stendal, HRB 16621; Deutsche Kreditbank AG, Kto.: 812 149,
BLZ: 120 300 00, IBAN: DE90 1203 0000 0000 8121 49, SWIFT: BYLADEM1001; Hypovereinsbank AG, Kto.: 357 839 289, BLZ: 860 200 86,
US$-Kto.: 865 833 717, BLZ: 700 202 70, IBAN: DE18 8602 0086 0357 8392 89, SWIFT: HYVEDEMM495; Steuernummer: 113/100/00223,
USt-ID-Nr.: DE 813076188, Finanzamt Bitterfeld

Q.CELLS

PRESS CONTACT

Q-Cells AG, Stefan Dietrich, Guardianstrasse 16, D-06766 Thalheim
PHONE (+49) 03494 668.8107 **FAX** (+49) 03494 668.777 **E-MAIL** s.dietrich@q-cells.com

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG (Directors' Dealings)

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
Thomas Schmidt	Member of the board of directors	28.06.2007	shares, DE0005558662	Sale, Xetra	62.70 € per share, 4,000 shares	250,800.00 €
Thomas Schmidt	Member of the board of directors	28.06.2007	shares, DE0005558662	Sale, Frankfurt	62.70 € per share, 1,000 shares	62,700.00 €
Thomas Schmidt	Member of the board of directors	28.06.2007	shares, DE0005558662	Sale, Xetra	62.50 € per share, 1,262 shares	78,875.00 €
Thomas Schmidt	Member of the board of directors	28.06.2007	shares, DE0005558662	Sale, Xetra	62.751 € per share, 2,000 shares	125,502.00 €
Thomas Schmidt	Member of the board of directors	28.06.2007	shares, DE0005558662	Sale, Xetra	62.80 € per share, 1,000 shares	62,800.00 €
Thomas Schmidt	Member of the board of directors	28.06.2007	shares, DE0005558662	Sale, Xetra	62.701 € per share, 1,000 shares	62,701.00 €

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG (Directors' Dealings)

Person of duty of notification	Details on person of duty of notification	Trading date	Object of dealing (financial instrument, ISIN)	Form and place of transaction	Price, currency and quantity	Business volume
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	09.07.2007	shares, DE0005558662	Trade sale, XETRA	67.94851 € per share, 100,000 shares	6,794,851.00 €
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	10.07.2007	shares, DE0005558662	Trade sale, XETRA	70.00 € per share, 663 shares	46,410.00 €
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	11.07.2007	shares, DE0005558662	Trade sale, XETRA	67.16097 € per share, 16,089 shares	1,080,552.85 €
TVVG Solarbeteiligungen GmbH	Close relationship to a member of the supervisory board	12.07.2007	shares, DE0005558662	Trade sale, XETRA	66.55020 € per share, 83,248 shares	5,540,171.05 €
Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	09.07.2007	shares, DE0005558662	Trade sale, XETRA	67.94851 € per share, 50,000 shares	3,397,425.50 €
Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	10.07.2007	shares, DE0005558662	Trade sale, XETRA	70.00 € per share, 331 shares	23,170.00 €

Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	11.07.2007	shares, DE0005558662	Trade sale, XETRA	67.16097 € per share, 8,045 shares	540,310.00 €
Pluto Solarbeteiligungen GmbH	Close relationship to a non-incorporate person with a close relationship to a member of the supervisory board	12.07.2007	shares, DE0005558662	Trade sale, XETRA	66.55020 € per share, 41,624 shares	2,770,085.52 €

Q-Cells Aktiengesellschaft
Guardianstraße 16
D-06766 Thalheim

RECEIVED
2007 SEP 17 A 10:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARTICLES OF ASSOCIATION

I. General Provisions

§ 1. Name, Domicile and Financial Year

1. The stock corporation shall bear the name of

Q-Cells Aktiengesellschaft.

2. Its domicile is in Thalheim.
3. The financial year is the calendar year.

§ 2. Object of the Company

1. The object of the Company is the development, industrial production and sale of photovoltaic cells and products for regenerative power production.
2. For the aforesaid purpose, the Company may, in particular, acquire facilities and equipment for the production of photovoltaic cells, also in the shape of a turnkey factory, as well as the necessary real estate.
3. The Company is entitled to carry out all business and to conduct all measures which are directly or indirectly appropriate to promote and further the object of the Company. For the aforesaid purpose, it may establish branch operations at home and abroad, establish, acquire, sell and directly or indirectly participate in other companies of the same or related kind, assume the management of such companies or limit itself to the management of its participations. It may also segregate its business into affiliated companies in whole or in part.

§ 3. Announcements and Information

1. Announcements by the Company shall be made in the electronic Federal Gazette (elektronischer Bundesanzeiger) unless the law bindingly specifies a different way of publication.

2. Information to the bearers of listed securities of the Company can also be transmitted by using electronic media.

II. Share Capital and Shares

§ 4. Share Capital

1. The share capital of the Company amounts to Euro 109,053,307.00 and is divided into 109,053,307 no par value shares, namely

   (a) 78,483,323 ordinary voting shares and

   (b) 30,569,984 preference shares without voting rights.

2. Upon distribution of profits the preference shares without voting rights shall have the preferential rights as set out in § 22 para. 6 of the articles of association. Each holder of preference shares has the ancillary right to demand the conversion of all or parts of its preference shares into ordinary voting shares in a proportion of 1:1 while remaining a shareholder by declaration vis-à-vis the Company. The preference shareholder demanding conversion is required to submit a written notice and to provide the Company at the same time with the share certificates of the preference shares which shall be converted. With regard to preference shares held in collective deposit which shall be converted it is sufficient - instead of providing the share certificates - to assign all claims for return of the shares vis-à-vis the collective depositor of the global certificate of the preference shares. The Company is obliged to comply with the conversion request by issuing the new ordinary share certificates within three weeks upon receipt of the conversion request. The conversion will take effect upon the issuance of the new ordinary voting share certificates by the Company. Converted preference shares participate in the distribution of profits like ordinary voting shares with regard to all fiscal years, for which at the time of the conversion the shareholders' meeting has not yet resolved upon the appropriation of profits. Where a public tender offer for the acquisition of the Company's shares has been published, the Company is moreover obliged to comply without undue delay with all demands for conversion by issuing the new share certificates of the ordinary voting shares at the latest 10 business days prior to the expiry of the acceptance period or of a further acceptance period if the Company has received the demand for conversion until the 15th business day prior to the expiry of the acceptance period or the expiry of a further acceptance period and at the latest at the acceptance period's or a further acceptance period's expiry date if the Company has received the demand for conversion until the second business day prior to the expiry of the acceptance period or the expiry of a further acceptance period. In all other re-

spects the preference shares grant the same rights as ordinary voting shares.

3. Upon the issuance of new shares, the commencement of their profit participation may be determined in deviation from Sect. 60, para. 2 of the German Stock Corporation Act (Aktiengesetz).

4. The Management Board is authorized, with the approval of the Supervisory Board, to increase the share capital of the Company until May 31, 2012, by up to Euro 54,526,653.00 by the issuance of up to 54,526,653 new ordinary no par value bearer shares and/or preference shares with or without voting right (no par value shares) against contributions in kind or in cash (Authorized Capital) and to determine the commencement of profit participation in deviation from the provisions of the law. The authorization comprises the power to issue further preference shares with or without voting right, which precede or are equal to the preference shares issued on the basis of the authorization of the General Meeting of June 14, 2007. The Management Board is authorized, with the approval of the Supervisory Board, to pass resolutions on the exclusion of subscription rights of the shareholders and to specify further details of the respective capital increase as well as the relevant conditions pertaining to the issuance of the shares. A subscription right exclusion shall, however, only be permitted for a capital increase against contributions in kind, especially for the purchase of a company or a participation therein, for an issuance of shares to employees of the Company or of an affiliated company, for fractional amounts or, in accordance with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act, for a capital increase against contributions in cash which does not exceed ten per cent of the share capital and in respect of which the issue price is not significantly less than the stock exchange price. The following amounts shall be credited against the ten per cent limit: The pro rata amount of the share capital for which there is an option or conversion right or an option or conversion obligation due to option bonds or convertible bonds issued under exclusion of the subscription right in analogous application of Sect. 186, para. 3, clause 4 of the German Stock Corporation Act since the date of the resolution on the aforementioned authorization for the exclusion of subscription rights and the volume of sales of own shares conducted on the basis of an authorization pursuant to Sect. 71, para. 1, No. 8, clause 5 in conjunction with Sect. 186, para. 3, clause 4 of the German Stock Corporation Act under exclusion of the subscription right since the date of the resolution on the aforementioned authorization for the exclusion of subscription rights. Insofar as the subscription right is not excluded, the subscription rights shall be traded on the stock exchange, in which shareholders and third parties can take part. The Supervisory Board is authorized to amend the version of § 4, paras. 1 and 4 of the Articles of Association in line with the scope of the capital increase under the Authorized Capital and to make all necessary further amendments regarding the form of the Articles of Association in this relation.

5. The share capital of the Company is conditionally increased by up to Euro 2,539,200.00 by the issuance of up to 2,539,200 ordinary no par value bearer shares (Conditional Capital I). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on December 29, 2003. The new

shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be carried out to the extent that stock options are issued in connection with the Conditional Capital I and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 5 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

6. The share capital of the Company is conditionally increased by up to Euro 2,609,688.00 by the issuance of up to 2,609,688 ordinary no par value bearer shares (Conditional Capital II). The conditional capital increase serves to cover the stock options which the Management Board was authorized to issue by the General Meeting on August 16, 2005. The new shares to be issued after such stock options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which the new shares are issued. The conditional capital increase shall only be executed to the extent that stock options are issued in connection with the Conditional Capital II and the holders of the stock options exercise them. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 6 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for entry in the Commercial Register.

7. The share capital of the Company is conditionally increased by up to Euro 43,621,323.00 by the issuance of up to 43,621,323 new ordinary no par value bearer shares (Conditional Capital III), each representing Euro 1.00 in the share capital. The conditional capital increase serves to grant options rights or option obligations to the holders of warrants out of option bonds in accordance with the options terms or to grant conversion rights or conversion obligations to the holders of convertible bonds in accordance with the bond terms, which have been issued by a subordinate affiliated company of the Company pursuant to the authorization of the Management Board by the General Meeting on June 29, 2006, and which will be issued by the Company or a subordinate affiliated company based on the authorization resolution of the General Meeting of June 14, 2007, until 31 May 2012. The issuance of the new shares shall be carried out at the option or conversion price to be determined pursuant to the aforementioned resolutions regarding the authorization. The conditional capital increase shall only be executed in case options bonds or convertible bonds are issued and only to the extent that holders of option bonds or convertible bonds exercise their option rights or conversion rights or that holders of bonds who are obligated to execute the option or conversion comply with their obligation and the Conditional Capital III is needed correspondingly in accordance with the bond terms. The new shares issued due to the execution of option rights or conversion rights or due to the compliance with option obligations or conversion obligations shall participate in the profits of the Company with effect from the commencement of the financial year in which they are issued. The Management Board, with the approval of the Supervisory Board, is authorized to specify the further details of the execution of the conditional capital

increase. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4, paras. 1 and 7 of the Articles of Association after the issuance of the shares and to make any necessary further amendments regarding the form of the Articles of Association in relation to this and to submit the amendment for entry in the Commercial Register. The same applies, where the authorization to issue option bonds or conversion bonds was not used after expiry of the authorization period or where the Conditional Capital III was not used after expiry of the period for the execution of option rights or conversion rights or for the compliance with option obligations or conversion obligations.

8. The share capital of the company is conditionally increased by up to Euro 5,756,442.00 by the issuance of up to 5,756.442 ordinary no par value bearer shares (Conditional Capital IV). The conditional capital increase serves to cover options which the Management Board was authorized to issue by the General Meeting on June 14, 2007. The new shares to be issued after such options are exercised shall participate in the profits of the Company with effect from the commencement of the financial year in which they are issued. The conditional capital increase shall only be executed in case options are issued under the Conditional Capital IV and only to the extent that holders of options exercise their subscription rights. The Supervisory Board is authorized to correspondingly amend the version of Sect. 4 para. 1 and 8 of the Articles of Association (Share Capital) after a full or partial execution of the capital increase or after the end of the authorization periods and to submit the amendment for registration with the Commercial Register.

§ 5. Shares

1. The shares are made out to bearer (bearer shares).

2. The Management Board shall decide on the form and contents of the share certificates and of the profit participation and renewal coupons acting in consent with the Supervisory Board. The Company is entitled to certify the whole share capital in one or more global certificates. The shareholders are not entitled to a certification of their shares unless a certification is required in accordance with the prevailing rules and regulations of a stock exchange where the shares are registered.

3. The right to issue further preference shares, which precede or are equal to the preference shares issued on the basis on the authorization of the General Meeting of June 14, 2007, according to Sect. 141 para. 2 German Stock Corporation Act (Aktiengesetz) is reserved.

III. The Management Board

§ 6. Composition of the Management Board

1. The Management Board consists of one or more persons. The Management Board may still consist of just one member if the share capital of the Company amounts to more than Euro 3 million.

2. The Supervisory Board shall determine the number of and appoint the regular members and the deputy members of the Management Board, shall conclude the relevant contracts of employment and shall revoke the appointment of members of the Management Board.

3. The members of the Management Board shall be appointed for a maximum of five years. Re-appointments are permitted.

§ 7. Resolutions by the Management Board

Resolutions by the Management Board are passed by a simple majority.

§ 8. Representation of the Management Board

1. The Company is represented by two members of the Management Board or by one member of the Management Board together with an officer of the Company vested with general commercial power (Prokurist). If only one member of the Management Board has been appointed, he shall represent the Company on his own.

2. If several members of the Management Board have been appointed, the Supervisory Board may grant all or individual members of the Management Board sole power of representation. The Supervisory Board may also exempt all or individual members of the Management Board from the ban of multiple representations (Sect. 181, second alternative of the German Civil Code – Bürgerliches Gesetzbuch).

IV. The Supervisory Board

§ 9. Composition of the Supervisory Board

1. The Supervisory Board shall consist of nine members. Six members shall be elected by the General Meeting and three members shall be elected by the employees in accordance with the Law pertaining to the One-Third Participation of Employees in the Supervisory Board (Gesetz über die Drittelbeteiligung der Arbeitnehmer im Aufsichtsrat).

2. The members of the Supervisory Board shall be appointed up to the end of the ordinary General Meeting which resolves upon the formal approval of the Supervisory Board's actions for the fourth financial year after the com-

mencement of the period of office. The year in which the period of office commences shall not be included in the calculation. In the election, the General Meeting may resolve a shorter period for individual members or all members to be elected.

3. For Supervisory Board members who are elected by the General Meeting, Deputy Members may be elected who shall, in an order specified at the time of their election, act in place of Supervisory Board members who depart prematurely. The election of Deputy Members for the Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

4. If a Supervisory Board member is appointed in place of a departing member, his period of office shall last for the remainder of the period of office of the departing member. If a Deputy Member is appointed in place of a departing member of the Supervisory Board who was elected by the General Meeting, his period of office shall expire at the end of the next General Meeting in which a new member of the Supervisory Board is elected with a majority of at least three quarters of the votes cast but at the latest at the end of the period of office of the departing member of the Supervisory Board.

5. Members of the Supervisory Board who have been elected by the General Meeting may be recalled by the General Meeting before the end of their period of office. The resolution shall require a majority of three quarters of the votes cast. Any recall of Supervisory Board members of the employees shall take place pursuant to the Law pertaining to the One-Third Participation of Employees in the Supervisory Board.

6. Each member of the Supervisory Board and each Deputy Member of the Supervisory Board may resign by means of a written declaration without good cause. The declaration shall be sent to the Chairman. A notice period of eight weeks has to be observed.

§ 10. The Chairman of the Supervisory Board and his Deputy

1. The Supervisory Board shall elect a Chairman and a Deputy Chairman from its midst for the period of office determined in § 9, para. 2 of the Articles of Association. The Chairman, in the event of his indisposition his Deputy, shall be entitled to a casting vote (second vote) in the event of a tie. If the Chairman or the Deputy Chairman departs from his position before the end of the official period of office, the Supervisory Board shall effect a new election for the remaining period of office of the departed Chairman or Deputy Chairman.

2. The Deputy Chairman shall have the rights and obligations of the Chairman of the Supervisory Board if the latter is indisposed.

§ 11. Duties and Powers of Authority of the Supervisory Board

1. The Supervisory Board shall have all duties and rights which are assigned to it by the law, the Articles of Association or otherwise. The Supervisory Board shall be entitled to convene a General Meeting if this is required in the interests of the company.

2. The Supervisory Board shall be entitled to carry out amendments to the Articles of Association which only relate to the wording and formulations.

3. The Supervisory Board is required to specify that certain types of business by the Management Board may only be carried out with the consent of the Supervisory Board.

4. The Supervisory Board shall have the right to monitor all managerial activities of the Management Board at any time. The Supervisory Board may inspect and examine the Company's books of account and documents as well as the various assets. It may also appoint individual Supervisory Board members for these tasks or assign special experts for certain tasks.

5. The Management Board shall report to the Supervisory Board at regular intervals as specified by law. In addition, the Supervisory Board may at any time request a report on matters of the Company, on its legal and corporate relationships with affiliated companies and on business transactions of affiliated companies which may be of material importance and significance to the position of the Company.

6. The Supervisory Board shall draw up Rules of Procedure for itself. The Supervisory Board shall draw up and amend the Rules of Procedure for the Management Board.

§ 12. Declarations by the Supervisory Board

Declarations (Willenserklärungen) by the Supervisory Board and, if appropriate, by its committees, shall be issued in the name of the Supervisory Board by its Chairman or, in the event of his indisposition, by the Deputy Chairman.

§ 13. Meetings of the Supervisory Board

1. The Supervisory Board shall hold two meetings in each half of a calendar year.

2. If a member of the Supervisory Board is prevented from attending a meeting of the Supervisory Board or of one of its committees, he shall be entitled to have his written votes regarding the agenda items submitted by another member of the Supervisory Board. This shall also apply for any possible casting vote by the Chairman.

§ 14. Minutes of Meetings

Minutes shall be kept on resolutions and meetings of the Supervisory Board which are to be signed by the Chairman of the respective meeting.

§ 15. Compensation of the Supervisory Board

1. Each member of the Supervisory Board shall receive a compensation in addition to the reimbursement of his expenses. The amount of the compensation shall be established by a resolution of the General Meeting passed with a simple majority.

2. The Company shall reimburse the members of the Supervisory Board for their cash disbursements. The turnover tax payable on the compensation and on any expenses shall be refunded by the Company as far as the members of the Supervisory Board are entitled to charge turnover tax to the Company separately and as far as they exercise this aforesaid right.

V. General Meetings

§ 16. Convocation of General Meetings

1. The General Meeting shall be held at the domicile of the Company or at the choice of the convening body at a German stock exchange location, or in Leipzig, Bitterfeld or Wolfen.

2. The ordinary General Meeting shall be held within the first eight months of each financial year. Extraordinary General Meetings may be convened by the Management Board or the Supervisory Board as often as seems necessary in the interests of the Company.

3. The convocation of the General Meeting must be announced officially at least 30 days before the day on which the shareholders have to notify the Company and document their shareholdings at the latest in accordance with § 17. It must include the Agenda and an address for notification purposes.

4. If the shareholders are known to the Management Board, the convocation may also be carried out by registered letter.

5. If all shareholders appear or are represented, the General Meeting may also pass resolutions without complying with the relevant regulations regarding formalities and time limits unless a shareholder objects to the passing of resolutions.

§ 17. Right to Participation in the General Meeting

1. Only those shareholders shall be entitled to participate in the General Meeting and to exercise voting rights who have notified the Company of

their participation in good time. The aforesaid notification must be received by the Company in writing at the address provided in the convocation at the latest on the seventh day prior to the meeting.

2. The shareholders shall also be required to document their right to participate in the General Meeting and to exercise their voting right. For this purpose, a special certificate regarding the shareholding has to be provided in written form by the depositary institute. This certificate must refer to the shareholding on the beginning of the twenty first day prior to the meeting and must be received by the Company at the latest on the seventh day prior to the meeting at the address provided in the convocation. As far as the Company is concerned, only those who have submitted the necessary certificate are entitled to participate in General Meetings or to exercise voting rights as shareholders.

§ 18. Voting Rights

1. Each ordinary voting share shall grant one vote. The preference shares do not grant any voting rights. If, however, the preference shares shall have voting rights pursuant to mandatory law, each preference share shall grant one vote.

2. The voting right may be exercised by authorized representatives. The power of attorney may be issued in writing, by telefax, electronically or in any other way to be specified in further detail by the Company. Details regarding the issuance of the power of attorney shall be provided along with the convocation of the General Meeting.

§ 19. Chairmanship of General Meetings, Image and Sound Transmissions

1. The Chairman of the Supervisory Board is appointed as Chairman of the General Meeting. In the event of his indisposition, he shall nominate another member of the Supervisory Board to assume the aforesaid function. If the Chairman is indisposed and if he has appointed nobody as his representative, the General Meeting shall be chaired by a member of the Supervisory Board to be appointed by the Supervisory Board.

2. The Chairman shall chair the meeting and determine the sequence of the motions to be discussed, together with the form and type of voting.

3. The Chairman may instruct that the General Meeting may be subject to sound and image transmissions, namely in the internet.

4. The chairman may restrict the shareholders' right to put questions and to speak to an adequate period of time; in particular, he may determine adequate time frames for the course of the meeting, the discussion of the Agenda items and the individual statement or question.

§ 20. Resolutions by General Meetings

1. Resolutions by General Meetings shall require a simple majority of the votes cast unless provided otherwise by binding law or unless the Articles of Association determine other majority requirements. In cases in which the law stipulates a majority of the share capital represented in the voting procedure, a simple majority of the represented share capital shall be sufficient unless a larger majority is stipulated by binding law.

2. A motion shall be regarded as rejected in the event of a tie, with the exception of elections.

3. If in an election a simple majority is not achieved in the first ballot, a tie-breaking vote shall be conducted between the two persons who were awarded the largest number of votes. In the event of a tie in the second ballot, a decision shall be reached by drawing lots.

§ 21. Minutes of General Meetings

1. Notarial minutes shall be kept on matters discussed at General Meetings.

2. The minutes shall have conclusive force for all shareholders both inter se and also in relation to their authorized representatives.

3. It is not necessary to include powers of attorney in the Minutes.

VI. Annual Financial Statements, Management Report and Appropriation of Accumulated Profits

§ 22. Annual Financial Statements and Management Report, Formal Approval of the Actions of the Management Board and Supervisory Board, Appropriation of Accumulated Profits

1. The Management Board shall prepare the Management Report and the annual financial statements for the previous financial year within the first three months of the financial year and shall submit them to the Supervisory Board. Without undue delay, the latter shall then commission the external auditor to audit the annual financial statements. Upon receipt of the audit report by the Supervisory Board, the annual financial statements, the Management Report, the recommendation for the appropriation of the accumulated profits (Bilanzgewinn) and the audit report shall be made available to the other members of the Supervisory Board for examination.

2. The annual financial statements, the Management Report, the Report of the Supervisory Board and the recommendation of the Management Board for the appropriation of the accumulated profits shall be made available in the offices of the Company for inspection by the shareholders with effect from the date on which the General Meeting was convened.

3. After receipt of the report to be issued by the Supervisory Board in accordance with Sect. 171, para. 2 of the German Stock Corporation Act, the General Meeting shall pass an annual resolution in the first eight months of the financial year on its formal approval of the actions of the Management Board and of the Supervisory Board, on the appropriation of the accumulated profits, on the election of the auditor and, in the cases envisaged by law, on the adoption of the annual financial statements.

4. If the Management Board and Supervisory Board adopt the annual financial statements, they may allocate up to half of the net income for the year (Jahresüberschuss) to other revenue reserves (andere Gewinnrücklagen); they are also authorized to allocate up to an additional quarter of the net income for the year to other revenue reserves as long as the other revenue reserves do not exceed half of the share capital and provided they do not exceed half of the share capital after the allocation. If the General Meeting adopts the annual financial statements, a quarter of the net income for the year is to be allocated to other revenue reserves. For calculating the parts of the net income for the year to be allocated to other revenue reserves, advance transfers to the statutory reserve (gesetzliche Rücklage) and losses carried forward (Verlustvorträge) have to be deducted.

5. The General Meeting shall pass a resolution on the appropriation of the accumulated profits resulting from the adopted annual financial statements. The General Meeting may also resolve upon a distribution in kind in accordance with Sect. 58, para. 5 of the German Stock Corporation Act.

6. Preference shares without voting rights entitle to a preference dividend of Euro 0.03 per preference share and fiscal year. If the preference dividend is not or not fully paid in one fiscal year, the arrears shall be paid subsequently without interest out of the earnings available for distribution in the following fiscal years in such a way that the prior arrears are to be paid before the more recent ones and that the preference dividend for the new fiscal year may only be distributed after all arrears have been paid. After distribution of the preference dividend the holders of ordinary voting shares are entitled to receive a dividend of Euro 0.03 per ordinary voting share, if a dividend is distributed. If further dividends are distributed, they shall be paid to the holders of preference shares and ordinary voting shares proportionately to their shareholding in the share capital.

§ 23. Formation Costs

Court, legal consultancy, notary costs and publication expenses which are connected with the formation of the Company shall be borne by the Company up to a maximum amount of Euro 5,000.00.

RECEIVED
2007 SEP 17 A
OFFICE OF INTE



REPORT AS OF 30 JUNE 2007

Q.CELLS

FINANCIAL HIGHLIGHTS (IFRS)

		01/01–30/06 2007[1]	01/01–30/06 2006[1]	2006[1]	2005[1]	2004[1]	2003	2002
INCOME								
Sales revenues	€, millions	[redacted]	243.1	539.5	299.4	128.7	48.8	17.3
EBITDA	€, millions	[redacted]	64.9	147.2	74.4	24.8	8.5	2.4
Net income from operating activity (EBIT)	€, millions	[redacted]	55.9	129.4	63.2	19.6	5.3	0.9
Earnings before taxes (EBT)	€, millions	[redacted]	53.6	138.0	59.9	17.9	4.3	0.1
Net income for the period (EAT)	€, millions	[redacted]	37.5	97.1	39.9	12.0	3.0	0.2
ASSETS								
Non-current assets	€, millions	[redacted]	150.2	276.7	126.5	67.7	27.3	16.3
Current assets	€, millions	[redacted]	355.2	357.8	329.6	45.4	25.3	10.3
Total assets	€, millions	[redacted]	505.4	634.5	456.1	113.1	52.6	26.6
Shareholders' equity	€, millions	[redacted]	365.6	440.0	321.3	34.7	10.3	0.8
Equity ratio	%	[redacted]	72.3	69.3	70.4	30.7	19.6	3.0
FINANCIAL CONDITION								
Operating cash flow	€, millions	[redacted]	36.0	23.6	22.6	6.4	0.6	-2.2
Investments in fixed assets	€, millions	[redacted]	16.2	61.8	44.9	44.9	14.8	7.0
Depreciation/Amortization	€, millions	[redacted]	9.0	17.8	11.3	5.2	3.2	1.5
PRODUCTION								
Nominal capacity[2]	MWp	[redacted]	350	420	292	170	63	22
Production capacity[2]	MWp	[redacted]	280	336	234	136	50	17
Production volume	MWp	[redacted]	112.6	253.1	165.7	75.9	27.7	9.3
Number of cells produced	millions of units	[redacted]	31.46	70.90	46.27	22.15	8.94	3.65
EMPLOYEES								
Employees[2]	Number	[redacted]	869	964	767	484	207	82

[1] Consolidated financial statement [2] At the end of the respective reporting period

SUMMARY PURCHASE AND SALES CONTRACTS STATUS 06/30/2007

Purchase		2007	2008	2009	2010	2011–2018
Contracted/secured	MWp	[redacted]	520	828	902	10,151
Additional potential availabilities[2]	MWp	[redacted]	200	454	746	[3]
Weighted sum	MWp	[redacted]	**580**	**964**	**1.126**	**10.151**
Sales		**2007**	**2008**	**2009**	**2010**	**2011–2019**
Contracted/secured[4]	MWp	[redacted]	380	446	475	2,254
In negotiation	MWp	[redacted]	~290	~650	~880	~9,900

[1] Plus volumes for EverQ (17 MWp)
[2] Potential additional volumes may result from current negotiations, annual on-going deliveries, thickness reduction and volumes from potential new suppliers. Based on experience only a part (e.g. ~30% in 2007) leads to additional delivery quantities.
[3] Forecasts will be undertaken later on in the relevant time frames.
[4] +/-10% variation because of stipulations

OVERVIEW BUSINESS SEGMENTS 01/01–06/30/2007

		Core business	New technologies		REC				Silicon trade	Group
			Full consolidation[1]	Equity-consolidation[2]	Income at equity	PPA[3]	Put options	Sale of shares		
Revenues	€, millions	343.48	0.21						6.71	[redacted]
Gross profit	€, millions	133.08	0.70						5.07[4]	[redacted]
EBIT	€, millions	78.63	-2.81						5.07[4]	[redacted]
Net income (after minorities)	€, millions	52.85	-1.35	-3.93	18.08	-5.08	-30.62	43.95	3.40[4]	[redacted]

[1] Calyxo GmbH, Brilliant 234. GmbH, VHF-Technologies SA
[2] Solibro GmbH, EverQ GmbH, CSG Solar AG, Solaria Corporation
[3] Depreciation on intangible assets (primarily order backlog)
[4] Calculatory values

- IN THE FIRST SIX MONTHS, PRODUCTION INCREASES BY 42% COMPARED WITH THE SAME PERIOD IN THE PREVIOUS YEAR
- SALES GROWTH OF 44%
- NET INCOME FOR THE PERIOD UP BY 106% COMPARED WITH THE SAME PERIOD IN THE PREVIOUS YEAR
- FORECAST RAISED FOR 2007 AS A WHOLE
- EXPORT RATIO STANDS AT 57.6%
- RAMP-UP OF LINE V ON SCHEDULE
- ADDITIONAL SKILLED JOBS CREATED
- IN-HOUSE WAFER PRODUCTION DECIDED
- RESEARCH CENTRE UNDER CONSTRUCTION
- FURTHER INTERNATIONALISATION – OFFICE OPENED IN JAPAN
- SHARES IN REC RENEWABLE ENERGY CORPORATION ASA ACQUIRED
- SECOND FACTORY COMMISSIONED BY EVERQ GMBH
- SHARES IN SOLARIA CORPORATION INCREASED
- PROGRESS IN THIN-FILM TECHNOLOGIES
- RICHARD KAUFFMAN ELECTED TO THE SUPERVISORY BOARD
- CONSTRUCTION OF A COMPANY KINDERGARTEN APPROVED

REPORT AS OF 30 JUNE 2007

Dear Shareholders, Friends and Partners of Q-Cells,

Anybody wanting to know what is happening in the world today simply looks it up in Google. Just as a matter of interest, go to Google's international page and input the term „solar energy" under the News section. You will see immediately that solar energy has become a global issue long ago. The highlights on 25 July, 2007: China would like to supply the Olympic Games 2008 in Beijing with solar energy, the small, sun-drenched island of Barbados aims to lead the field in the use of photovoltaics in the Caribbean, and the issue is even playing a part in the presidential nomination campaigns in the USA. The „San Jose Mercury News" reports, for example, on proposals by Rudy Giuliani, the Republican front-runner, for making the country independent of imported energy – and for him this includes developing the use of solar energy. These are only three highlights on one day but they show the direction in which we are travelling.

There are many reasons for promoting solar energy: whether it is the independence of the energy supply emphasised by the former mayor of New York, Rudy Giuliani, or climate protection, which was one of the most important issues on the international political agenda during the past six months – the arguments are utterly conclusive.

Increasing awareness of the necessity of using solar energy remains the engine driving further growth in the photovoltaic industry. And Q-Cells AG and the Solar Valley Thalheim account for a considerable share of this growth. We made progress on various fronts in H1 2007: we secured our silicon supply through the supply agreement with the Norwegian company Elkem Solar and accelerated the expansion in our capacity accordingly, our research centre, which should ensure our lead in technology terms, is expanding and construction work on new factories on Sun Avenue (Sonnenallee) in Thalheim is progressing.

Despite the ongoing globalisation of the photovoltaic industry's business, the German market remains its driving force. This is why the process of evaluating and amending the German Renewable Energies Act (EEG) is being watched with great interest by all those involved. The first major step has now taken place in this connection. The Federal Ministry for the Environment has published its report based on the experience with the law, which presents the fundamental basis for further action. The report recommends continuing the extremely successful law and only making minor amendments to the rates payable for electricity fed into the national grid. In terms of photovoltaic products, this would mean that the annual reduction in the payment for roof systems would be increased to seven per cent for 2009 and 2010 and to eight per cent from 2011. These recommendations are now the basis for further discussions in cabinet and in parliament. Together with our industrial association, we shall continue to seek dialogue with politicians in order to achieve a form of the EEG for the future which will support the continued growth of the German industry efficiently and help us to make photovoltaics competitive quickly.

AN OVERVIEW OF H1 2007

We continued the consistent pursuit of our strategic growth target in the first six months of 2007. In our core business – the manufacture of polycrystalline and monocrystalline solar cells based on silicon wafers – we are in the process of substantially increasing production capacity through the construction and commissioning of line V. As of 30 June 2007, production capacity stood at 360 Megawatt peak (MWp). It should be increased to 516 MWp in total by the year-end by bringing line V to full production capacity. In May this year – six months after the start of production – we produced the first cell from this line, which will be followed by many others by the year-end.

Production of polycrystalline and monocrystalline solar cells rose to 159.8 MWp from 112.6 MWp in the previous year, which equates to an increase of 42%. Thanks to an increase in average efficiency ratings and throughput, we were able to increase production volume in Q2 slightly compared with the previous quarter despite production capacity remaining constant.



Our **sales** increased by 44 % compared with the same period in the previous year to € 350.4 million compared with € 243.1 million in H1 2006.

Earnings before interest and taxes (EBIT) rose by 45 % to € 80.9 million (from € 55.9 million).

The second quarter was influenced by **special factors** resulting from transactions undertaken in February this year in connection with the silicon supply contract with Elkem Solar. These factors impacted upon net income for the period in H1.

On 5 February 2007, Q-Cells AG acquired 17.9 % of the shares in REC Renewable Energy Corporation ASA based in Høvik, Norway. Q-Cells holds put options vis à vis the Norwegian company Orkla ASA, the largest shareholder in REC, for the majority of these shares (15.9 %). These put options at NOK 90 and NOK 70 respectively serve to hedge the risk associated with the share purchase. Because of the sharp rise in the price of REC shares, which reached an all-time high of NOK 250 in July 2007, the figure reported in the balance sheet for the put options fell by € 33.5 million compared with the end of the first quarter. Since the write-down of the put options would have meant that Q-Cells would have had to report a negative result for the second quarter for reporting reasons, we sold 3.5 million REC shares in June 2007. This led to non-recurring income of € 44.0 million. Q-Cells AG now holds 17.2 % of REC shares.

The pro-rata income accruing to Q-Cells AG from REC of € 18.1 million will be reduced by write-downs of € 5.1 million because of reporting regulations. Such write-downs will also apply in future.

Taking all additional factors into consideration, **net income for the period** (after minorities) rose by 106 % to € 77.3 million (from € 37.5 million).

Since we recruited and trained a large number of the staff needed for line V, expanded the Technology department and also created additional jobs in administration in H1 2007, the **number of employees** in the Group rose to 1,322 as of 30 June 2007 including 35 trainees. As a result, we created a total of 358 new jobs in H1 2007.

H1 2007 was particularly successful in terms of **securing our supply of raw materials** for our core business. As was explained in the Q1 interim report, we have concluded an agreement with the Norwegian company Elkem Solar to purchase metallurgical silicon, which will secure us enormous quantities of silicon over the next few years. In the period between 2008 and 2018, Elkem Solar will supply Q-Cells AG with up to 67,000 tonnes of silicon in total. As a result, together with other quantities of silicon and wafers for which contracts are already in place, we have secured total output in excess of 10 Gigawatt peak (GWp), four times the global quantity of solar cells produced in 2006. In addition, we have an option for 30% of the total quantity of silicon that Elkem produces in each newly constructed factory during the contract term. This agreement has also persuaded us to expand our production capacity even more rapidly than previously planned since the agreement allows us to produce solar cells with a total output of more than 1 GWp as early as 2010.



As a result of constructing line V and ramping it up to full capacity, we shall increase **production capacity** from the current level of 360 MWp (which equates to a nominal capacity of 450 MWp) to 516 MWp (645 MWp nominal) by the end of the year. Planning has already started on line VI, which should be commissioned in 2008. As a result, our production capacity will again increase substantially to 876 MWp (1.1 GWp nominal) by the end of 2008.

The large quantities of silicon from the Elkem agreement have confronted Q-Cells with the issue of who is to manufacture the preliminary product, namely **wafers**, from the silicon. We looked at the possible options from the viewpoint of cost-efficiency and decided to process a proportion of the quantities into wafers in-house. For this purpose, we shall integrate wafer plants into lines V and VI, which will presumably be commissioned in H2 2008. We expect wafer production of more than 50 MWp for 2008 and we anticipate producing over 240 MWp of wafers in 2009.

In H1 2007, Q-Cells AG paid particular attention to developing its **research and development capacity**. The prime focus in this connection was the construction of the Reiner Lemoine Centre for Research and Development, which is being constructed in the immediate vicinity of line V in Sun Avenue, Thalheim. It is a flexible pilot line for transforming new cell designs from the laboratory to industry standard. This means we are taking a crucial step towards bringing the new generations of cells with target efficiency ratings of 18% (polycrystalline) and 21% (monocrystalline) developed jointly with our partners from leading research institutions to market maturity.

In addition, we have increased the number of staff working in this department. We will employ more than 200 technologists in the Group by the end of 2007, in order to continue pushing ahead with cost cutting measures. Since the "competition for talent" is becoming fiercer in view of the existing shortage of scientists and engineers in Germany, we have significantly expanded our programme for recruiting highly qualified staff in H1 2007. We have established a department for recruiting and personnel marketing, which contacts students and graduates in Germany and abroad, and we are working intensively with several universities in the region to develop specific courses.

Q-Cells AG has also achieved further progress in **internationalising its business relationships** in H1. In addition to concluding further sales agreements on export markets – in the first six months of the year the export ratio stood at 57.6%, a marked increase on the 49.1% ratio in the same period in the previous year – the opening of an additional branch in the Far East is of significance in this connection. Q-Cells AG opened its representative office in Tokyo with a splendid ceremony at the German embassy in the Japanese capital on 27 June 2007. This means that we are the first company from the German photovoltaics industry to have dared venture into the "Land of the Rising Sun". The move into the Japanese market is particularly unusual because Japan remains the global market leader in the production of photovoltaic systems. However, it is this very fact that makes the country attractive to Q-Cells AG since the branch in Tokyo will be primarily involved in purchasing. We have longstanding good relationships with wafer manufacturers and other suppliers in Japan, which we would like to develop through our local presence. Furthermore, the representative office in Japan, which currently employs three staff, is also to increase the sale of solar cells from Thalheim on the Japanese market in the medium to long term.



INVESTMENTS IN FURTHER WAFER-BASED TECHNOLOGIES

In February this year, Q-Cells AG acquired 17.9% of the shares in the Norwegian company **REC Renewable Energy Corporation ASA**. REC is the world's largest manufacturer of silicon and silicon wafers for solar cell production and a longstanding close partner of Q-Cells AG. In addition, REC leads the way in refining the manufacturing processes for extremely pure silicon. With this investment in one of the most important players in the global solar industry, Q-Cells has also positioned itself in the strategically important silicon and wafer production sector. As explained above, we sold REC shares in June 2007 so that Q-Cells currently holds 17.2% of the shares in the Norwegian company.

Progress was reported by **EverQ GmbH** in H1 2007. The joint venture with the US company Evergreen Solar and REC has been producing wafers, cells and modules in an integrated process at the Thalheim site since April 2006. This uses the String Ribbon™ wafer production process, which can make a significant contribution to cutting costs as it requires far less silicon than the traditional method. With a celebratory „grand opening" on 19 June 2007, EverQ commissioned its second factory, which, with a production capacity of 60 MWp, is twice as large as the first one. Capacity is planned to increase to 300 MWp by 2010.

In 2006, Q-Cells invested in the US **Solaria Corporation**. The company, which is based in California's Silicon Valley, is developing a technology, which allows it to manufacture two to three times the number of modules from the same quantity of silicon or solar cells by concentrating the sunlight. The progress made by the start-up company in recent months has been so convincing that we decided to increase our stake in Solaria to 33% as part of an additional financing round in July 2007. The company was able to raise USD 50 million in total, of which Q-Cells financed just over half. The funds are earmarked for refining the technology and developing production capacity. In addition to increasing the stake in Solaria Corporation, Q-Cells AG has concluded a supply agreement for solar cells with the company for up to 1.35 GWp in total with a ten-year term. The increase in the stake and this agreement are further steps towards Q-Cells establishing a presence on the important and rapidly expanding US market.

PROGRESS IN THIN-FILM BUSINESS

Q-Cells AG's two wholly-owned subsidiaries, **Calyxo GmbH** and **Brilliant 234. GmbH**, continued to develop their pilot lines on schedule in H1 2007. Both companies will produce their first test modules in August this year and present them at the European Photovoltaic Solar Energy Conference and Exhibition EUPVSEC, which takes place at the beginning of September in Milan. The two companies are also to expand their pilot lines into the first production lines with a capacity of 24 to 25 MWp simultaneously. Commissioning of these factories is scheduled for the Q1 2008. Brilliant 234. produces thin-film PV modules based on silicon while Calyxo uses the semiconductor material cadmium telluride for this purpose.

At the beginning of this year, **Solibro GmbH** was established as a joint venture with the Swedish company Solibro AB, in which Q-Cells AG holds 67.5% of the shares. The company develops thin-film modules based on a Copper Indium Gallium Diselenide (CIGS) technology. Solibro will construct its first production line with a capacity of between 25 and 30 MWp in Thalheim. The factory is anticipated to start production by mid-2008.

VHF-Technologies SA, based in Yverdon-les-Bains in Switzerland, has adopted a different approach in its technology to the three companies mentioned above. Instead of using glass panels as the substrate for the extremely thin photovoltaically active layer, the company produces flexible modules on plastic film under the brand name „Flexcell". In 2006, Q-Cells AG acquired 23.4% of VHF's shares with the option of increasing this stake to 51%. After Q-Cells decided to exercise this option in Q1 2007, we acquired the shares in question and now hold the majority of 51%. In Switzerland, in a test line, VHF is already producing small modules for private customers, which can be used on sailing boats, for example. This line with a capacity of 2 MWp will be expanded by a further 5 MWp this year. Even though it is undoubtedly in our interests to integrate photovoltaics into many people's everyday lives through applications of this kind, our interest in this technology is primarily focused on industrial applications and building integrated PV. The first production line on an industrial scale of 25 MWp will be built until mid-2008.

CHANGES TO THE EXECUTIVE BOARD AND SUPERVISORY BOARD

In H1 2007, the Supervisory Board and Annual Shareholders' Meeting have approved changes to the composition of the management and bodies.

Mr **Gerhard Rauter** has been appointed as a **new member of the Executive Board** with responsibility for Production with effect from 1 October 2007. Q-Cells AG has succeeded in acquiring an experienced manager in 49-year old Austrian Rauter, who worked in executive positions for more than 20 years at Siemens AG and Infineon Technologies AG with his most recent role that of Vice President and Managing Director of Infineon Technologies Dresden GmbH & Co. OHG. In this role he held overall responsibility for the Infineon site in Dresden. At Q-Cells, Gerhard Rauter will particularly use his extensive experience to develop production capacity in all technologies.

The previous member of the Executive Board with responsibility for Production, Thomas Schmidt, will concentrate on tasks relating to the Group's core business. Thomas Schmidt has been a member of the Board of Q-Cells AG as COO since April 2005 and has been responsible in this role for expanding and optimising production capacity, which has led Q-Cells AG to rank second among the world's solar cell manufacturers. Under his leadership, Q-Cells



has introduced many improvements to its processes, which have contributed to lower production costs.

The Annual Shareholders' Meeting on 14 June in Berlin elected a **new member of the Supervisory Board**. The election had become necessary because the previous member of the Supervisory Board, Immo Ströher, had resigned his mandate with effect from 14 June 2007. The shareholders present elected **Richard Kauffman** as his successor. The 52-year-old US citizen is CEO of Good Energies, Inc. based in Zug, Switzerland. This means that the principal shareholder Good Energies now provides two of the nine members of the Supervisory Board. Before Kauffman moved to Good Energies in September 2006 he was Partner and Managing Director as well as Chairman of the Global Financing Group at Goldman, Sachs & Co.

At this point, we should like to express our heartfelt gratitude to Immo Ströher for his commitment to Q-Cells AG. He has believed in the company from the beginning and without his financial involvement and his work as a member of the Supervisory Board, Q-Cells AG would not be where it is today. We also hope that Immo Ströher will continue to be so successful in his investments and are very pleased for any innovative start-up companies that he will be supporting in future.

ADDITIONAL RESULTS OF THE ANNUAL SHAREHOLDERS' MEETING

In addition to the election of a new member of the Supervisory Board, the Annual Shareholders' Meeting of Q-Cells AG, which took place on 14 June 2007 in Berlin, approved all the items presented on the agenda by a large majority. In addition to the complete retention of net income for 2006 to reinforce the equity base and to finance further growth, the shareholders have also approved the possible issue of options and/or convertible bonds with a total nominal value of up to € 3 billion. The Annual Shareholders' Meeting also approved a new stock option plan for all staff at Q-Cells AG. In addition, Q-Cells AG was authorised to acquire own shares up to 10% of the share capital. Finally the Annual Shareholders' Meeting approved the actions of the members of the Executive Board and Supervisory Board for financial year 2006.

SUSTAINABLE MANAGEMENT

Q-Cells AG's most important capital and the guarantee of its success are its staff. Job satisfaction also includes reconciling the demands of work and family. Since many of our staff have or would like to have children and working hours are not always entirely family friendly because of shift work or the pressures associated with rapid growth, Q-Cells has decided to **build a company kindergarten**. We are still working on the details but the ground rules are clear: the facility should be flexible in the hours it offers childcare in order to meet the differing needs of mothers and fathers and it should nurture the children in line with the latest pedagogical thinking. The kindergarten is expected to open in 2008 and will also be available to children whose parents do not work at Q-Cells.

Our local region is also benefiting from **Q-Cells AG's commitment to the „Sonne für Vereine" (Sun for Societies) project** run by the Naturstiftung David based in Erfurt. The aim of the project is to allow non-profit societies in the former East Germany to purchase and operate a photovoltaic system and so secure a reliable and environmentally friendly source of finance for their work in the long term. For this purpose the Naturstiftung David supports the societies with comprehensive advice and by arranging particularly favourable terms for the purchase of PV systems. These terms are made possible by its partners in industry. In addition to providing financial support for the project, Q-Cells grants non-profit societies from Saxony-Anhalt and the Leipzig area special conditions for the supply of solar cells. As a result, we are not only encouraging the dissemination of photovoltaics in the region but also supporting non-profit societies in their important work locally.

In view of the constantly increasing importance of sustainable corporate governance for society we are particularly proud of the fact that we were awarded the **Sustainability Congress Award 2007 in the „Sustainable Company" category** on 3 May 2007. The prize, for which the jury is composed of fund managers from important sustainability funds, is awarded to the company that most impresses the jury with its efforts to achieve sustainable management. A representative of Q-Cells AG received the prize from the former Minister for the Environment of the State of North Rhine-Westphalia, Mrs. Bärbel Höhn, Member of the Federal Parliament.

We should like to take this opportunity to thank the staff of Q-Cells AG and all its subsidiaries and affiliated companies for their outstanding performance in the past six months. We should also like to thank our shareholders for their confidence in Q-Cells AG.

Anton Milner	**Thomas Schmidt**	**Dr. rer. pol. Hartmut Schüning**	**Dr. Florian Holzapfel**
CEO	COO	CFO	CTO

THE Q-CELLS SHARES

KEY SHARE DATA AS OF 06/30/2007

Symbol	QCE
Security identification number (WKN)	555866
ISIN	DE0005558662
Bloomberg	QCE GR
Reuters	QCEG.DE
Preference shares (not listed)	
Security identification number (WKN)	A0MFZE
ISIN	DE000A0MFZE1
TecDAX listing	since 19 December 2005
Number of ordinary shares as of 06/30/2007	79,201,475
Average number of ordinary shares in H1 2007	77,797,344
Number of preference shares as of 06/30/2007	30,569,984
Consolidated earnings per ordinary share in H1 (undiluted)	€ 0.75
Consolidated earnings per ordinary share in H1 (diluted)	€ 0.72
Market capitalisation as of 06/30/2007	€ 7,047 millions
Share price high in H1 2007	€ 65.00
Share price low in H1 2007	€ 34.30
Share closing price on 06/30/2007	€ 64.20

SUSTAINED UPWARD TREND IN H1 2007

In H1 2007, the international stock markets in Europe, the USA and Asia picked up virtually seamlessly on their positive performance in 2006. At the same time, the German stock market outperformed comparable markets internationally with the DAX putting on 21.4 % in the first half-year while the Dow Jones rose by only 7.6 %, the Nikkei 225 posted an increase of 5.3 % and the European leading index EuroStoxx 50 reported growth of 9.0 %. The TecDAX performed even better than the DAX with an increase of 24.6 % in H1 2007. The 30 leading German technology shares are listed in this index including Q-Cells with a weighting of over 10 %.

By contrast, the SDAX and the MDAX, the two other German indices for small and medium sized companies, performed slightly less strongly than the technology shares with increases of 16.4 % and 17.2 % respectively. The Photon photovoltaic share index (PPVX), which is made up of 30 international companies from the solar energy sector, reached a level of 4,443.93 points at the end of June 2007, which represents a rise of 67.4 %.

In H1 2007, Q-Cells shares rose by 88.4 % to € 64.20 and consequently performed far better than the comparable indices. Following a positive start to the year, the announcement of the provisional results for 2006, the investment in the Norwegian supplier REC as well as the conclusion of the contract relating to the purchase of metallurgical silicon from Elkem Solar on 5 February led to a surge in the share price to € 50.00.

The subsequent slight consolidation lasted barely a month. In the course of the growing discussions in the run-up to the EU summit on climate change on 9 March and the compromise that was achieved – a fifth of energy requirements within the EU is to be met from renewables by 2020 – Q-Cells shares again rose to almost € 50.00 by the end of the first quarter.

The positive market environment and the continuing debate on the future energy supply led the share price to new highs in April. The figures for the first quarter of the current year, which were published in mid-May, were well received by participants in the capital market. In particular, the increase in the forecast for sales and net income for the current financial year and the announcement of an acceleration in the expansion in capacity in 2008 led to the share being upgraded and its upside price objective being increased by a number of analysts, which had a correspondingly positive impact on the share price.

In June, too, Q-Cells shares were still benefiting from the tail wind of the increased forecast and achieved a new all-time high with a closing price of € 65.00 on 15 June. The second half of June began with some profit taking before the share price almost returned to the level of the all-time high at the end of the month.

ANNUAL SHAREHOLDERS' MEETING IN BERLIN

The second regular Annual Shareholders' Meeting after the IPO took place in Berlin on 14 June 2007. The following decisions crucial to the development and financing of the company were approved with a clear majority:

- Complete reinvestment of the net income for the year 2006
- Authorisation to increase the share capital in return for cash or stocks with the option of excluding subscription rights of up to 50 % of the share capital
- Creation of a new stock option programme for staff
- Issue of option and/or convertible bonds with a total nominal value of up to € 3 billion excluding subscription rights
- New authorisation to buy back own shares amounting to up to 10 % of the share capital

SHAREHOLDER STRUCTURE AS OF 06/30/2007

ORDINARY SHARES: 79,201,475


70.4%
29.6%

- Freefloat (55,734,962)
- Good Energies Investments B.V. (23,466,513)

TOTAL SHARES: 109,771,459


50.8%
27.8%
21.4%

- Freefloat (55,734,962)

Good Energies Investments B.V.

- Preference shares (30,569,984)
- Ordinary shares (23,466,513)

SHARE PRICE DEVELOPMENT H1 2007


70
65
60
55
50
45
40
35
30
25
20
Ashare price (rebased in €)
Jan
Febr
Mar
April
May
June

- Q-Cells + 88.4%
- PPVX + 67.4%
- TecDAX + 24.6%
- DAX + 21.4%

GROUP MANAGEMENT REPORT OF Q-CELLS AG
FOR THE FIRST HALF OF 2007

OVERALL ECONOMY AND INDUSTRY

The global economy continued its positive trend in H1 2007 – albeit not quite as strongly as a year ago because growth in US production has slowed. Despite this, growth remains at record levels: if the forecasts, which are predicting growth in the global economy of around 5% this year too, prove to be correct, this would be the fifth year in succession when growth exceeded the long term average.

This trend remains attributable to growth in the developing and newly industrialising countries, while economic growth in industrialised countries, at rates of between 2 and 3%, was not particularly high. The slight economic downturn in the USA has not spread to other regions so far. The five leading German economics institutes are forecasting that economic growth rates will converge in western industrialised countries this year and next. Accordingly, the upturn in the Euro zone will slow somewhat and the US economy will pick up somewhat from mid-2007.

American real estate markets could prove a danger to the global economy over the next few months. The fall in real estate prices in the USA could depress demand among private consumers and the number of people defaulting on their mortgage payments could increase. This will damage financial investors' confidence in the dollar. However, the USA is dependent upon this confidence because of its strong demand for foreign capital. A recession in the USA would rapidly spread to the global economy.

Without doubt, the price of crude oil is another major risk factor for the global economy. Admittedly, this year the price has not reached the all-time highs it reached in 2006. Forecasts by German economics institutes see the average price of crude remaining at around USD 65/barrel both this year and next but the longstanding trend towards ever higher oil prices is set to continue.

The German economy is enjoying a strong recovery. Positive economic growth will continue in H2 2007 and in 2008. Although the European Central Bank increased its key interest rate to 4% in June, the leading German economics institutes do not expect this to affect economic activity significantly because capital market interest rates remain at a low level. The German economics institutes estimate average economic growth in 2007 at 2.4 to 2.5%. As in the previous year, domestic demand will be the major growth driver. The recovery in private consumption is gathering pace because real disposable incomes are increasing in the wake of the strong rise in employment. This year, for the first time since 2001, the average unemployment figure will fall below four million. The economic upturn will continue in the Euro zone and consequently in Germany too next year. Growth will be similar to 2007 combined with a further reduction in unemployment and a slight rise in the cost of living of 1.8%.

Public debate was also determined by global climate change in H1 2007. By now the issue is not only dominating headlines worldwide but is increasingly the subject of studies and conferences that discuss the consequences and means of countering it. For poor countries in the coastal regions of Asia and Africa in particular, the consequences of climate change threaten their very existence, but even developed countries in temperate regions are facing huge challenges. Immediate action is needed to avoid the worst consequences. There are two sensible courses of action, namely to increase energy efficiency and to use renewable energies. Solar, wind and bioenergy must largely replace conventional energy generation as rapidly as possible and open the way to a sustainable energy industry.

The rapid expansion in the global photovoltaic market shows that this view is increasingly shared by people in politics, industry and private households.

In H1 2007, European politics was clearly influenced by this debate. One of the most important events in the European context was the meeting of the European Council, which approved an ambitious action plan to protect the climate. The centrepiece of this plan is the commitment by all EU countries to increase the proportion of renewable energies used within the EU to 20% by 2020.

This commitment by EU countries, which was considered virtually impossible before the meeting, is only one factor driving the rapid expansion in solar electricity generation. Another is the example set by the German Renewable Energies Act (EEG). With its guaranteed payments for contributing electricity to the national grid it has led to the rise of a sustainable technology which has few parallels in industrial history. The principle of a graduated payment for contributing electricity to the national grid, which is guaranteed long term, has proved to be a model for promoting a sustainable energy supply, which has so far been adopted by 41 countries.

The draft of the report on the experience made with the EEG presented by Federal Environment Minister Sigmar Gabriel on 5 July 2007 shows that it is extremely unlikely that there will be substantial changes to the principle of the law even in the event of a possible amendment. The proposed sharper reduction in the payment rates from 2009 is an incentive for the industry to cut costs even more substantially than planned.

Germany is not only one of the world's most important sales markets for photovoltaic systems but also the country with the greatest density of photovoltaic production facilities and research centres. In 2006, photovoltaic systems with a total value of around € 5 billion were installed in Germany. In the next 18 months, more than a dozen new solar factories will be constructed and up to 10,000 new jobs will be created in the industry, the retail sector and the installation sector. To finance this investment, financial experts estimate that German companies will raise three times more capital than in 2006. Investors value the international focus of the German photovoltaic industry in particular. The industry expects export revenues of over € 1 billion in 2007 and these revenues could increase fivefold in the next five years.

Q-CELLS' BUSINESS SITUATION

DEVELOPMENTS TO DATE IN 2007

On 5 February this year, Q-Cells concluded the largest silicon contract of the company history to date with Elkem Solar, which is part of the Norwegian Orkla Group. The contracts stipulate that Elkem Solar will supply Q-Cells with a basic quantity of 25,200 tonnes of metallurgical silicon from the first factory's production in the period from 2008 to 2018. In addition, Q-Cells has the option to purchase up to 5,000 tonnes per year from the second production plant as well as up to 30% of the production volume from each of Elkem Solar's new factories during the contract period.

The prices for the silicon for 2008 and 2009 are fixed on the basis of current market prices. The price for 2010 and 2011 is 50% fixed and 50% variable, depending on the respective market price. From 2012, Q-Cells will pay a variable market price, which will be renegotiated every year. This contract will allow Q-Cells to further expand its strong position in the photovoltaics market and to position itself optimally with regard to any future competitors.

In connection with the silicon contract, Q-Cells AG acquired a stake of 17.9% (88,456,767 shares) in its long-term partner Renewable Energy Corporation ASA (REC) from Good Energies. REC is the world's largest manufacturer of silicon and silicon wafers for solar cell production based in Høvik, Norway. Since production began, REC has been one of Q-Cells' most important suppliers. The share purchase was financed by a capital increase against contribution in kind under which Good Energies received 3,753,595 new ordinary shares and 30,569,984 new preference shares without voting rights.

To partially hedge the price of the REC shares acquired, Q-Cells received three put options vis à vis Orkla ASA, Norway. You will find a more detailed explanation of this in the notes.

Placement of a 5-year convertible bond with a nominal amount of € 492.5 million on 7 February 2007 provided the Company with a sound basis to finance further growth. Thanks to considerable interest in the convertible bond among capital market players, the coupon was set at the lower end, at 1.375%, and the conversion premium at 40%, and thus above the original offering spread. A conversion price of € 66.79 is obtained on the basis of the volume-weighted average price during the offering period.

The ramp-up of the first part of the new line V started towards the end of the second quarter. As a result, the annual production capacity increased as of 30 June 2007 from the existing 336 MWp to 360 MWp, while nominal capacity increased accordingly from 420 MWp to 450 MWp. At the end of 2007, the next sub-sections of line V will be available with a production capacity of 180 MWp (nominal capacity 225 MWp), which will increase our production capacity to 516 MWp (nominal capacity 645 MWp). In the course of the first half of 2008, line V will reach its full production capacity of 240 MWp (nominal capacity 300 MWp). Line VI with a production capacity of 300 MWp (nominal capacity 375 MWp), will also be fully available at the end of 2008. Accordingly, production capacity will rise to 876 MWp (nominal capacity 1,095 MWp) at the end of 2008.

In terms of procurement, we have largely secured the quantities of wafers required for our accelerated expansion in the current year and next year. Furthermore, the quantities already secured will also allow us further dynamic growth in subsequent years.

FINANCIAL PERFORMANCE

Revenue development

Q-Cells continued its growth in H1 2007. We increased production output to 159.8 MWp, which corresponds to an increase of 41.9% on the same period in the previous year, from 112.6 MWp. Group sales rose by 44.2% to € 350.4 million (2006: € 243.1 million). At the same time, we succeeded in increasing the extremely rapid speed of sales growth. Sales climbed 42.5% in Q1 2007 compared with the same period in the previous year. In Q2 2007 we achieved a sales growth of 45.7%.

At the beginning of the current year, Q-Cells AG cut its sales prices in line with the reduction of feed-in tariffs specified in the German Renewable Energies Act (EEG). On the other hand, the prices we pay for wafers have risen compared with the same period in the previous year. Sales prices stabilised at the level of the beginning of the year over the rest of the first half.

Currently we supply 67 customers in 32 countries. We achieved our highest growth rates in southern Europe and South Korea. Of the southern European markets, Spain, Italy and France enjoyed the most dynamic growth but Greece also performed well. An upturn in our business was also apparent on the US market.

In H1 2007, the export ratio amounted to 57.6% (2006: 49.1%), which meant that it has even increased compared with the figure of 53.3% achieved for the whole of 2006. We are sticking to our target of achieving an export ratio of 60% in the current financial year. We expect that Germany will remain the most important market for photovoltaics over the next few years but that growth rates outside Germany will be higher.

Income growth and changes in major items on the income statement

Strong corporate growth led to a sharp increase in operating income (EBIT) and net income for the period in H1 2007.

The **gross margin** fell from 38.2% in the same period in the previous year to 35.7% in H1 2007 because of the increase in purchasing prices for silicon and wafers as well as lower sales prices for cells.

REVENUE DEVELOPMENT IN € MILLION


350.4
243.1
H1 2006
H1 2007

A liabilities-side difference of € 1.3 million established due to the increase of our participation in VHF Technologies (a so called lucky buy) was included in our **other operating income**.

Depreciation only increased moderately in H1 2007 from € 9.0 million in the same period in the previous year to € 10.6 million. Due to the ramp-up phase the investment already undertaken for production line V only led to small amounts of depreciation in the first two quarters. This lowered the depreciation ratio[1] to 2.9% compared with 3.6% in the same period in the previous year.

We were also able to reduce the **personnel expenses ratio** further in the first six months of 2007, largely through economies of scale. In H1 2007, absolute personnel expenses amounted to € 27.1 million (2006: € 20.3 million), while the personnel expenses ratio fell from 8.1 to 7.4%. According to plan we recruited and trained a substantial number of staff for the new production line V in the course of the second quarter without producing any significant quantity of solar cells from the new line. This led to an increase in the personnel expenses ratio from 7.1% in the first quarter to 7.8% in the second quarter of 2007.

[1] Expense ratios are always given in relation to total output (sum of sales and changes in inventories).

OPERATING INCOME (EBIT) IN € MILLION



22.3%
22.2%
80.9
55.9
H1 2006
H1 2007
EBIT
EBIT margin

NET INCOME FOR THE PERIOD IN € MILLION



22%
15%
77.3
37.5
H1 2006
H1 2007
Net income for the period
Net income margin

Other operating expenses also increased less than sales and fell to 6.0% (2006: 6.6%) of total output in the first calendar half-year.

Operating income (EBIT) grew strongly by 44.8% to € 80.9 million compared with the previous year's figure of € 55.9 million. Despite the 2.5 percentage points lower gross margin we were able to maintain the EBIT margin in H1 2007 on the same level as in the corresponding period in the previous year.

In the period under review, income from financial assets accounted for using the equity method amounted to € 9.1 million compared with a loss of € 2.0 million in the same period in the previous year. In essence, this is attributable to the consolidation of our stake in REC for the first time. The reported pro rata income received from REC contains both the pro rata income of € 18.1 million and the depreciation of the acquired intangible assets (primarily order backlog) amounting to minus € 5.1 million.

The increase in the pro rata loss by EverQ is attributable to the slight delay in commissioning the second factory at Thalheim. The pro rata income from CSG Solar in the first half-year is affected by costs connected with ramping up the first production line to an industrial scale.

The loss incurred on financial instruments in the period under review contains depreciation on the put options for REC shares amounting to € 30.6 million.

In the second quarter, Q-Cells sold 3.5 million REC shares at a price of NOK 203. We have reported the resultant income of € 44.0 million under gain on disposal of financial assets.

The net income (after minorities) for the period rose from € 37.5 million in the same period in the previous year to € 77.3 million.

FINANCIAL POSITION

Q-Cells' **total assets** have increased sharply by € 1,814.6 million to € 2,449.1 million compared with the year-end 2006. In essence, this is attributable to the capital increase against contribution in kind carried out in February and the issue of the convertible bond.

On the **asset side**, non-current assets have risen from € 276.7 million at the end of 2006 to € 1,538.1 million with the greatest change being attributable to the consolidation of the stake in the Norwegian Renewable Energy Corporation ASA (REC) for the first time. The investment in REC is accounted for using the equity method. Because of substantial investment in the core business and in new technologies, fixed assets increased from € 144.2 million at the beginning of the period under review to € 247.7 million.

EQUITY IN € MILLION


1,754.1
440.0

12/31/2006 06/30/2007

EQUITY RATIO


69,3%

12/31/2006 06/30/2007

The € 553.2 million increase in current assets to € 911.0 million is largely attributable to the increase in liquid funds of € 470.9 million to € 618.2 million. The inflow of funds from the issue of the convertible bond and the proceeds from the sale of REC shares is reflected in the substantial amount of liquid funds at the end of the first half of the 2007 financial year. The other items included in current assets have risen in line with the increase in the scope of business.

On the **liability side**, equity rose sharply by € 1,314.1 million to € 1,754.1 million thanks to the capital increase against contribution in kind, the part of the convertible bond recognized in equity (€ 97.4 million) and the net income for the period achieved to date. The equity ratio has again risen above the already high figure of 69.3 % achieved at the end of 2006 to 71.6 %.

As a result, equity covers both non-current assets in total and parts of current assets.

The issue of the convertible bond is the primary reason for the increase in non-current liabilities to € 509.7 million. Current liabilities have evolved in line with the expansion in the business volume and amounted to € 185.4 million at the end of the reporting period.

FINANCIAL POSITION

The aims of controlling financial risks are minimising default risks arising from trade receivables and securing financing of further business expansion that matches in terms of maturities. Maintaining liquidity in operating activities is also of great importance. These goals are pursued using appropriate control systems.

Q-Cells received funds of € 43.9 million from operating activities in H1 2007. Despite the substantial funds commitment for inventories, receivables and other assets of € 47.3 million (higher inventories and an increase in trade receivables), this is an increase of € 8.5 million on the same period in the previous year.

The Company disbursed funds of € 116.1 million for expanding production capacity in its core business and in its subsidiaries in H1 2007. A further € 26.6 million was used for the acquisition of or increase in participations in companies with promising new technologies. These sums not only exceed the disbursements in the same period in the previous year but are also significantly more than the respective figures for the entire financial year 2006 of € 61.0 million and € 8.7 million respectively. Due to the sale of 3.5 million REC shares in June 2007, we had a cash inflow of € 88.0 million. In total, the outflow of funds for investing activities of € 54.0 million in the reporting period was substantially up on the figure for the same period in the previous year of € 11.2 million.

Q-Cells received funds of € 480.6 million from financing activities in the first six months of the current year. In essence, the substantial inflow of funds in the period under review is attributable to the issue of the convertible bond.

In total, Q-Cells' liquidity increased by € 471.0 million to € 618.3 million in H1 2007.

The Company's liquidity was guaranteed at all times. There were no bad debts and no default risks have been identified at present.

INVESTMENT AND PRODUCTION

In the first half-year, investment amounted to € 117.0 million, of which the majority of € 97.6 million was attributable to the core business. We invested the remaining € 19.4 million in our fully consolidated subsidiaries' thin-film technologies. In the core business, investing activity focused on the development of line V, where test production started in the second quarter. In addition, construction of our research and development centre is progressing as planned. The research and development team, which will increase to over 200 people including those employed at subsidiaries by the end of the year, will both press ahead with current standard technology and develop new generations of high performance solar cells. For the year as a whole, we are planning investment of € 400 million, of which half will be devoted to the core business and half to new technologies.

In Q1 2007, Q-Cells had a stable annual production capacity of 336 MWp (420 MWp nominal capacity) with lines I to VI at its disposal. Capacity also remained unchanged during the majority of Q2 2007. Towards the end of the second quarter, the process of bringing the new production line V up to full capacity started. As a result, the production capacity available increased to 360 MWp (nominal capacity 450 MWp) at the end of June. Since extensive tests and adjustments are needed to start regular production using line V, the increase in capacity had no impact on the production volume in the second quarter. Despite this, we succeeded in increasing production output from 78.0 MWp in Q1 to 81.8 MWp in Q2 through ongoing optimisation of lines I to IV.

THE NEW TECHNOLOGIES

In our opinion, the current key technology – polycrystalline and monocrystalline solar cells based on silicon wafers – will be the leading, dominant technology on the market for at least the next ten years. At the same time, new technological developments will become increasingly important in parallel and in addition to this. Some of these technologies are currently so far advanced that they will be able to be exploited commercially in the next few years. Q-Cells is observing these developments very closely and is participating selectively in the development and commercialisation of new technologies.

Cadmium telluride thin-film technology: Calyxo GmbH, Thalheim

The wholly-owned subsidiary Calyxo is currently constructing a pilot line for the production of thin-film solar modules. The first test modules are expected in August. On the basis of the extremely promising laboratory results, the pilot line will be expanded into an initial production line with a capacity of 25 MWp. Completion is scheduled for Q1 2008. Once the first production line is ramped up to full capacity, some 150 staff are to be employed by Calyxo GmbH.

Micromorph silicon thin-film technology: Brilliant 234. GmbH, Thalheim

Brilliant 234. continued the construction of its first production line in H1 2007 as planned. In the first phase, a production capacity of 8 MWp is to be achieved here, which will then be expanded to 24 MWp by the beginning of 2008. Production of the first test modules is planned in Q3 2007. Once the two development phases have been ramped up to full capacity, the company will employ some 170 staff from H1 2008.

CIGS thin-film technology: Solibro GmbH

Solibro GmbH, in which Q-Cells holds a stake of 67.5 %, will construct its first factory on the Solar Valley site in Thalheim. Its first production line will have a capacity of between 25 and 30 MWp. Q-Cells' share of the investment volume for the first phase of development will amount to € 60 million. Production is expected to start in mid-2008.

Flexible thin-film technology: VHF-Technologies S.A., Yverdon-les-Bains, Switzerland

The company is already producing on a test line with a capacity of 2 MWp in Switzerland. In 2007, this capacity is to be extended by a further 5 MWp. The first production facility on an industrial scale with a capacity of about 25 MWp should be built until mid of next year. Following the decision to exercise the option to increase the stake from 23.44 to 51 %, this capital increase was implemented in the second quarter so that Q-Cells now holds the majority of the shares in VHF-Technologies.

String Ribbon technology: EverQ GmbH, Thalheim
EverQ opened its second fully integrated factory at the Thalheim site slightly behind its original schedule in June this year. Production at the new EverQ plant is currently being ramped up and full production capacity should be achieved at the end of 2007. As a result of the expansion, EverQ's annual production capacity will increase by 60 MWp to 90 MWp. At the same time, 450 new jobs have been created at the Thalheim site, which has brought the total workforce to 800. Q-Cells holds a stake of 33.3% in EverQ GmbH.

Crystaline silicon thin-film technology: CSG Solar AG, Thalheim
The starting gun was fired for production at CSG Solar in March this year. The ramp-up phase should be completed and full production capacity of 25 MWp reached by the end of the year. A decision on the construction of an additional production line will be taken once the next milestone is reached. Q-Cells' stake in CSG Solar stands at 21.71%.

Low-concentration solar technology:
Solaria Corporation, Fremont, California, USA
The Solaria Corporation has developed a new, low-concentration PV technology based on standard silicon solar cells. The advantage of this technology lies in the fact that by achieving a sunlight concentration by a factor of two to three, the number of modules that can be produced from a specific quantity of solar cells can be significantly increased and this offers tremendous potential for reducing costs. At the same time, the technology fits seamlessly into the existing silicon wafer-based PV technology value-added chain. The production processes are also rapidly scalable. The US company's pilot line is currently being tested. Developments since the reporting date are explained in the supplemental report.

SUPPLEMENTAL REPORT

In July, Q-Cells increased its investment in the Solaria Corporation from 12.39 to 33% as part of a financing round and has consequently become the largest single shareholder. The financing round raised in total USD 50 million and will be used to expand production capacity and for further development work. In addition, the Solaria Corporation and Q-Cells have concluded a supply contract for solar cells totalling up to 1.35 GWp with a term of ten years and have also agreed to cooperate closely on technology. This contract is a further step towards Q-Cells building up a presence on the important, rapidly expanding US market.

OPPORTUNITIES AND RISK REPORT

In addition to our clear strategic orientation and long-term market potential, the Q-Cells Group's continued existence and positive development is supported by a risk management system.

INTEGRATED OPPORTUNITIES AND RISK MANAGEMENT SYSTEM

To Q-Cells, managing risk does not entail just minimising risk but also identifying opportunities. Q-Cells therefore approaches risk actively and positively, deriving opportunities from inherent risk. Our risk management system is consequently not only an important instrument in terms of security, but also in terms of achieving our corporate goals and ensuring our future.

KEY OPPORTUNITIES AND RISKS

A detailed presentation of the opportunities and risks resulting from Q-Cells' business is to be found in the Group Management Report for 2006. No new, significant opportunities or risks emerged during H1 2007.

FORECAST: GROWTH PLUS DIVERSIFICATION OF THE TECHNOLOGY BASE

To continue to grow substantially in future, we plan to invest in our core business, the production of monocrystalline and polycrystalline solar cells in the next few years. In addition to these investments in our core business, we shall press ahead with the development of capacity in promising new technologies: objectives of developing these technologies include further cost decreases, less dependence on the silicon market and securing our market position. We anticipate that, despite the growing importance of thin-film technologies in the foreseeable future, wafer-based silicon technology will continue to dominate.

EXPECTATIONS FOR 2007

We raised our original forecast for fiscal year 2007 when we reported on the first quarter on 14 May this year.

Following the first successful test runs on our new production line V, we are raising our forecast for **production volume** in 2007 from the existing figure of 360 MWp to 370 MWp. On the basis of the stabilisation in sales prices for cells – following falls at the beginning of the year – and the increase in production volume, we expect **sales** of at least € 800 million (previously approx. € 750 million) in the current year, of which in addition to the sale of silicon to EverQ some € 5 million will be attributable to our subsidiaries involved in thin-film technology.

Operating income (EBIT) in the core business should amount to around € 170 million in the current year, which equates to an EBIT margin of some 21 %. On the basis of the new sales forecast we expect net income from core business of some € 130 million compared with the previous figure of € 120 million. If total expenses of € 10 million, resulting from start-up costs for our subsidiaries' new factories and non-recurring income from the sale of silicon are deducted this will result in **net income in the core business** of approx. € 120 million without taking account of the impact of our participation in REC.

We are expecting a positive contribution to earnings of € 41.0 million from the pro rata net income from our participation in **REC**. In addition, the sale of 3.5 million REC shares, which took place in June, will increase our net income by € 44.0 million. This is offset by the expenditure entailed in writing down the acquired intangible assets, which is expected to amount to € 11.0 million. At the end of the first half year, the market value of our participation in REC had increased of more than € 900 million. However, this is not recognized in the income statement. The total market value of our REC shares stood at € 2,448.3 million at the end of June (book value € 1,069.7 million). Furthermore, the change in the value of the put options on REC shares granted to us is likely to depress our income since the price of REC shares has risen substantially since the acquisition of the shareholding and the put options. At the end of the first half, the value of the put options had fallen by € 30.6 million. At the end of June, the residual value of the put options stood at € 7.8 million resulting in a possible maximum charge of € 38.4 million. Before the change in value of the put options, we therefore expect our participation in REC to make a positive contribution of € 74.0 million on our net income for the year.

TARGETS FOR 2008 AND BEYOND

For 2008 Q-Cells is setting itself the target of achieving sales of at least € 1 billion and a return on sales of 13 %. On the basis of the new agreement on the supply of metallurgical silicon we expect additional strong growth in production volume from 2009. In 2009 we are striving for sales of at least € 1.4 billion. In 2010 we wish to achieve production volume of 1 Gigawatt peak (GWp).

DECLARATION BY THE LEGAL REPRESENTATIVES

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Bitterfeld-Wolfen, 9 August 2007

Q-Cells AG's Executive Board

Anton Milner
CEO

Thomas Schmidt
COO

Dr. rer. pol. Hartmut Schüning
CFO

Dr. Florian Holzapfel
CTO

CONSOLIDATED BALANCE SHEET AS PER IFRS
AS OF JUNE 30, 2007

ASSETS	06/30/2007 € '000	12/31/2006 € '000
A. NON-CURRENT ASSETS		
I. Goodwill	446.8	446.8
II. Intangible assets	30,159.8	27,381.8
III. Property, plant and equipment	247,728.7	144,146.9
IV. Financial assets	0.0	3.1
V. Financial assets accounted using the equity method	1,184,516.7	38,176.7
VI. Other non-current assets	75,253.8	66,516.9
	1,538,105.8	**276,672.2**
B. CURRENT ASSETS		
I. Inventories	131,311.4	78,728.2
II. Trade account receivable	92,932.5	83,538.8
III. Market value of financial instruments	37,176.6	22,182.7
IV. Time deposits	0.0	10,060.0
V. Other receiveables and assets	31,337.2	15,936.7
VI. Cash and cash equivalents	618,265.2	147,349.6
	911,022.9	**357,796.0**
TOTAL ASSETS	**2,449,128.7**	**634,468.2**

LIABILITIES	06/30/2007 € '000	12/31/2006 € '000
A. SHAREHOLDER'S EQUITY		
I. Subscribed capital	109,771.5	74,729.7
II. Capital reserve	1,455,148.5	247,690.6
III. Revenue reserve	181,323.7	104,032.2
IV. Other reserves	−3,184.8	−147.0
Q-Cells AG shareholders	1,743,058.9	426,305.5
V. Minority interests	11,014.4	13,665.4
	1,754,073.3	**439,970.9**
B. NON-CURRENT LIABILITIES		
I. Convertible bond	395,810.5	0.0
II. Profit participation capital	14,621.4	14,578.6
III. Non-current financial liabilities	4,583.6	6,149.2
IV. Deferred investment grants and subsidies	43,236.0	32,614.4
V. Other provisions	5,398.5	4,661.4
VI. Other non-current liabilities	40,043.1	13,668.7
VII. Deferred taxes	5,982.1	5,255.4
	509,675.2	**76,927.7**
C. CURRENT LIABILITIES		
I. Current financial liabilities	5,023.5	6,731.1
II. Trade accounts payable	53,027.0	44,346.0
III. Tax liabilities	16,182.2	16,353.4
IV. Deferred investment grants and subsidies	6,804.2	6,350.1
V. Market values of financial instruments	28,706.5	22,565.3
VI. Other provisions	778.2	917.0
VII. Other current liabilities	74,858.6	20,306.7
	185,380.2	**117,569.6**
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	**2,449,128.7**	**634,468.2**

CONSOLIDATED INCOME STATEMENT AS PER IFRS FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2007

	04/01-06/30/2007 € '000	04/01-06/30/2006 € '000	01/01-06/30/2007 € '000	01/01-06/30/2006 € '000
1. Sales revenues	186,924.2	128,325.8	350,402.1	243,075.3
2. Change in stocks of finished and unfinished products	5,617.5	1,865.2	14,336.7	7,289.7
3. Other own work capitalized	1,256.4	343.2	2,284.6	537.6
4. Other operating income	3,781.2	3,446.8	6,247.9	5,712.0
5. Cost of materials	120,800.1	80,704.2	234,421.3	154,818.8
6. Personnel expenses	14,935.9	10,377.8	27,108.8	20,278.6
7. Depreciation, amortization and impairment losses	5,647.6	4,841.2	10,601.1	9,006.4
8. Other operating expenses	11,548.3	8,644.8	20,246.0	16,628.5
9. Net income from operating activities	**44,647.4**	**29,413.0**	**80,894.1**	**55,882.3**
10. Income from financial assets accounted using the equity method	3,238.1	-845.8	9,063.7	-1,989.3
11. Gain on disposal of financial assets	43,951.0	0.0	43,951.0	0.0
12. Interest and similar income	5,291.8	757.8	8,491.7	1,430.8
13. Interest and similar expenses	7,178.6	858.9	10,069.5	1,742.4
14. Income from financial instruments	-32,510.8	0.0	-29,572.5	0.0
15. Income before taxes	**57,438.9**	**28,466.1**	**102,758.5**	**53,581.4**
16. Income taxes	14,435.0	7,994.4	26,459.1	16,147.1
17. Net income for the period	**43,003.9**	**20,471.7**	**76,299.4**	**37,434.3**
Income attributable to minority shareholders	**-596.0**	**-93.5**	**-992.1**	**-93.5**
Net income for the period attributable to Q-Cells AG shareholders	**43,572.9**	**20,565.2**	**77,291.5**	**37,527.8**

Earnings per share	**04/01-06/30/2007**	**04/01-06/30/2006**	**01/01-06/30/2007**	**01/01-06/30/2006**
Earnings per share (undiluted) in €	0.40	0.28	0.75	0.51
Earnings per share (diluted) in €	0.39	0.26	0.72	0.47

CONSOLIDATED CASH FLOW STATEMENT (IFRS) FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2007

	01/01-06/30/2007 € '000	01/01-06/30/2006 € '000
Net income of the period	76,299.4	37,434.3
Income tax expenses	26,459.1	16,147.1
Depreciation, amortization and impairment losses	10,601.1	9,006.4
Income from financial assets accounted using the equity method	-9,063.7	1,989.3
Income from the disposal of financial assets	29,572.5	0.0
Income from sale of financial assets	-43,951.0	0.0
Other non-cash expenses and income	550.4	3,929.0
Amortization of deferred investment grants and subsidies	-3,224.1	-2,997.1
Change in provisions	598.3	1,471.8
Losses on the disposal of intangible assets and property, plant and equipment	121.5	27.9
Change in inventories, receiveables and other assets	-47,251.8	-20,191.6
Advances paid	-17,594.3	-10,389.7
Advances received	6,214.8	6,330.0
Proceeds due to income taxes and social security contributions still to be paid (stock option programme)	22,355.5	0.0
Change in other liabilities	9,488.7	-1,568.0
Interest and similar income	-8,491.7	-1,430.8
Interest and similar expenses	10,069.5	1,720.8
Liquid funds generated from operating activities	**62,754.2**	**41,479.4**
Interest paid	-992.9	-1,369.7
Interest received	7,543.1	1,440.7
Income tax paid	-25,438.2	-5,561.6
Cash provided by operating activities	**43,866.2**	**35,988.8**
Capital expenditures on intangible assets	-3,876.7	-3,197.1
Capital expenditures on property, plant and equipment	-116,120.0	-16,229.0
Acquisitions of equity investments	-26,594.1	0.0
Changes in time deposits	10,060.0	16,000.0
Payment for loans granted	-9,897.4	-9,903.5
Proceeds from the repayment of loans granted	1,636.7	1,327.2
Proceeds from the disposal of financial assets	87,980.0	0.0
Proceeds from the disposal of property, plant and equipment	4.4	12.1
Proceeds from investment grants and subsidies	2,758.8	834.0
Cash used in investing activities	**-54,048.3**	**-11,156.3**
Proceeds from the issue of a convertible bond	492,500.0	0.0
Costs of obtaining capital convertible bond	-8,021.4	0.0
Proceeds from the issue of new shares	976.7	0.0
Payments from repaying dormant partners	0.0	-3,092.0
Repayment of loans	-4,258.7	-10,046.1
Payments under finance leases	-564.3	-640.7
Cash provided by (prior period: cash used in) financing activities	**480,632.3**	**-13,778.8**
Change in liquid funds	470,450.2	11,053.7
Effects of foreign exchange and other non-cash changes	465.4	-91.5
Cash and cash equivalents at the beginning of the period	147,349.6	200,647.9
Cash and cash equivalents at the end of the period	**618,265.2**	**211,610.1**

CHANGES IN CONSOLIDATED EQUITY ACCORDING TO IFRS FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2007

	Subscribed capital € '000	Capital reserve € '000	Revenue reserve € '000
01/01/2006	**36,913.6**	**240,686.9**	**44,109.1**
Valuation financial instruments			
Foreign currency translation			
Changes in the equity of associated companies		98.6	
Income and expenses recognized directly in equity	0.0	98.6	0.0
Stock option programme		3,030.3	
Net income for the period			37,527.8
Total income and expense recognized in equity	0.0	3,128.9	37,527.8
Change in the scope of consolidation			
06/30/2006	**36,913.6**	**243,815.8**	**81,636.9**
Valuation financial instruments			
Foreign currency translation			
Changes in the equity of associated companies		18.8	
Income and expenses recognized directly in equity	0.0	18.8	0.0
Stock option programme		3,215.4	
Net income for the period			59,618.6
Total income and expense recognized in equity	0.0	3,234.2	59,618.6
Issue of new shares	592.8	640.6	
Capital increase from reserves	37,223.3		-37,223.3
Change in the scope of consolidation			
12/31/2006	**74,729.7**	**247,690.6**	**104,032.2**
Valuation financial instruments (€ 577.7 thousands less deferred taxes of € 191.0 thousands)			
Foreign currency translation			
Changes in the equity of associated companies		23.0	
Income and expenses recognized directly in equity	0.0	23.0	0.0
Stock option programme		1,684.0	
Net income for the period			77,291.5
Total income and expense recognized in equity	0.0	1,707.0	77,291.0
Issue of new shares	718.2	258.5	
Capital increase against contributions in kind	34,323.6	1,108,083.3	
Acquisition minority interest in VHF-Technologies			
Part of convertible bond recognized in equity (€ 96,895.7 thousands plus deferred taxes of € 513.4 thousands)		97,409.1	
06/30/2007	109,771.5	1,455,148.5	181,323.7

Other reserves				
Market valuation € '000	Foreign exchange differences € '000	Q-Cells AG shareholders € '000	Minority interests € '000	Total equity € '000
-432.6	**-15.1**	**321,261.9**	**0.0**	**321,261.9**
759.0		759.0		759.0
	-5.9	-5.9	-31.7	-37.6
	-8.6	90.0		90.0
759.0	-14.5	843.1	-31.7	811.4
		3,030.3		3,030.3
		37,527.8	-93.5	37,434.3
759.0	-14.5	41,401.2	-125.2	41,276.0
		0.0	3,093.8	3,093.8
326.4	**-29.6**	**362,663.1**	**2,968.6**	**365,631.7**
-326.4		-326.4		-326.4
	-92.5	-92.5	-359.6	-452.1
	-24.9	-6.1		-6.1
-326.4	-117.4	-425.0	-359.6	-784.6
		3,215.4		3,215.4
		59,618.6	-1,206.4	58,412.2
-326.4	-117.4	62,409.0	-1,566.0	60,843.0
		1,233.4		1,233.4
		0.0		0.0
		0.0	12,262.8	12,262.8
0.0	**-147.0**	**426,305.5**	**13,665.4**	**439,970.9**
386.7		386.7		386.7
	-130.1	-130.1	-405.0	-535.1
-985.0	-2,309.4	-3,271.4		-3,271.4
-598.3	-2,439.5	-3,014.8	-405.0	-3,419.8
		1,684.0		1,684.0
		77,291.5	-992.1	76,299.4
-598.3	-2,439.5	75,960.7	-1,397.1	74,563.6
		976.7		976.7
		1,142,406.9		1,142,406.9
		0.0	-1,253.9	-1,253.9
		97,409.1		97,409.1
-598.3	-2,586.5	1,743,058.9	11,014.4	1,754,073.3

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2007

BASIC INFORMATION

The present IFRS interim financial statements are the consolidated financial statements of Q-Cells AG. They have not been audited or reviewed. The consolidated financial statements are prepared in euros (€), since the majority of Group transactions occur in this currency. Unless otherwise indicated, all amounts are stated in thousands of euros (€ '000). All figures are rounded off, which may result in rounding differences.

SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

Q-Cells AG has secured a supply of considerable quantities of metallurgical silicon for the period up to 2018 through **a long-term supply contract** with Elkem Solar AS, Oslo/Norway (Elkem Solar), which is part of the Norwegian Orkla Group, to guarantee further growth in the Group's core business.

In connection with the silicon contract Q-Cells AG has taken over **17.9% of the shares (88,456,767 shares) in REC Renewable Energy Corporation ASA,** Høvik/Norway from Good Energies Investments B.V., Amsterdam/Netherlands (Good Energies). At the same time, Good Energies increased its stake in Q-Cells AG. As part of a capital increase through contributions in kind, Q-Cells AG issued 34,323,579 new shares to Good Energies, 3,753,595 ordinary shares and 30,569,984 preference shares. This share exchange amounted to € 1,142.4 million in total and increased total assets significantly. On June 20, 2007, Q-Cells AG sold 3,500,000 shares in REC at a price per share of NOK 203. The sale took place to offset the loss already incurred and still to be expected from valuing the put options at their fair market value. As a result of the sale, the stake in REC has fallen to 17.18%. We continue to regard REC a very important long-term partner and the participation in REC a strategic one.

On 7 February 2007, the Executive Board of Q-Cells AG resolved, with the consent of the Supervisory Board, to issue a nonsubordinated and (save for the guarantee) unsecured **convertible debenture ('convertible bond')**. The convertible bond was issued by **Q-Cells International Finance B.V., Rotterdam/Netherlands**, a wholly owned subsidiary of Q-Cells, which was established on 6 February 2007, and is guaranteed by Q-Cells. The issue volume of the convertible bond amounted to € 492.5 million on the value date of 28 February 2007. This transaction also resulted in another substantial increase in total assets.

In January 2007, Q-Cells AG invested in **Solibro GmbH, Thalheim/Germany,** as part of a joint venture with Solibro AB, Uppsala/Sweden.

Total assets have increased virtually four fold compared with 31 December 2006.

In the first half of fiscal year 2007, the company increased its sales revenues by 44.2% compared with the same period in the previous year.

Operating income improved from € 55.9 million to € 80.9 million (+44.8%) compared with the same period in the previous year, net income for the period (after minority interests) more than doubled at € 77.3 million (+106.0%).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The quarterly report as of 30 June 2007, including selected notes, has been prepared in accordance with the International Financial Reporting Standards (IFRS) for Interim Financial Statements (IAS 34).

The IFRS interim financial statements were prepared using the accounting policies used in the consolidated IFRS financial statements of Q-Cells AG for the year ended 31 December 2006.

The following changes were made to the way in which figures are reported compared with the consolidated financial statements as of 31 December 2006 and the quarterly financial statements as of 31 March 2007 to increase their informational value:

The income statement presented for quarterly reporting purposes still only shows a total figure for cost of materials and personnel expenses respectively. Furthermore, expenses incurred in leasing personnel are now disclosed under other operating expenses whereas in the past these were shown as a component of expenses for services purchased within the cost of materials.

All comparative figures have been adjusted accordingly.

These interim financial statements do not contain all the information that is required for consolidated financial statements at the end of a fiscal year and are therefore to be read together with the consolidated financial statements as of 31 December 2006.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COMPANIES INCLUDED IN CONSOLIDATION

All subsidiaries, joint ventures and associated companies are included in the consolidated financial statements. Subsidiaries are companies that are controlled by us directly and fully consolidated. Joint ventures are companies that are managed jointly with other companies. Associated companies are companies over which we exercise a significant influence and which are neither subsidiaries nor joint ventures. Associated companies are included in the consolidated financial statements using the equity method, as are joint ventures.

SUBSIDIARIES	Registered Office	Amount of the holding
Calyxo GmbH	Thalheim/Germany	100%
Brilliant 234. GmbH	Thalheim/Germany	100%
Q-Cells International Finance B.V.	Rotterdam/Netherlands	100%
Q-Cells Asia Ltd.	Hong Kong/China	100%
VHF-Technologies SA	Yverdon-les-Bains/Switzerland	51%

Accounting for VHF

On 13 March 2007, Q-Cells AG resolved to exercise its option to acquire a total of 51 % of the shares in VHF. The purchase price of € 6,518.7 thousand for the increase from 23.44 % to 51 % was paid in cash to VHF as part of a capital increase. In conjunction with this share purchase, the previously reported goodwill from the first two acquisition steps, which took place in 2006, remains unchanged at € 446.8 thousand. The negative goodwill (a so called "lucky buy"), which resulted from the current increase in shareholdings (acquisition of minority interests) was credited to income, at € 1,253.9 thousand, and shown under other operating income.

Accounting for Q-Cells International Finance B.V.
On 6 February 2007, Q-Cells AG established Q-Cells International Finance B.V., Rotterdam/the Netherlands, and has held 100% of the shares since this date. Among other things, the purpose of the company is to present the Group on international financial markets, to raise funds as well as to issue debentures, other securities or debt instruments.

In February 2007, Q-Cells AG issued a convertible bond via its newly established subsidiary. (Please see our comments on shareholders' equity.)

Companies accounted for using the equity method:

COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD	Registered Office	Amount of the holding
Joint venture		
Solibro GmbH	Thalheim/Germany	67.50%
EverQ GmbH	Thalheim/Germany	33.33%
Associated companies		
CSG Solar AG	Thalheim/Germany	21.71%
Renewable Energy Corporation ASA (REC)	Høvik/Norway	17.18%
The Solaria Corporation	Fremont, California/USA	12.39%

Joint ventures
In accordance with IAS 31, investments where two or more partners undertake an economic activity that is subject to joint control through contractual arrangements are reported as joint ventures. The equity method is used.

Accounting for the shareholding in Solibro GmbH
In January 2007, Q-Cells AG invested in Solibro GmbH, Thalheim/Germany, as part of a joint venture with Solibro AB, Uppsala/Sweden.

The technology developed by Solibro AG, for which three patents have been registered, and all the assets associated therewith, passed to the ownership of Solibro GmbH. The existing pilot line in Uppsala was transferred to a development centre as a 100% subsidiary of Solibro GmbH – Solibro Research AB, Uppsala/Sweden.

Solibro AB, Uppsala/Sweden, founded Solibro GmbH, Thalheim/Germany with the deed of incorporation dated 4 December 2006, in which Q-Cells AG acquired 67.5% of the shares in two steps. The purpose of the company is to develop, manufacture and market solar cells and solar modules based on the CIGS technology. In accordance with IFRS 3.16 ff. and IAS 31, Solibro GmbH has been accounted for in the consolidated financial statements as a joint venture using the equity method since 25 January 2007 (date of acquisition) because of the agreed joint management.

On 25 January 2007, Q-Cells AG acquired 37.25% of the shares in Solibro GmbH from the previous shareholder Solibro AB. Of the purchase price of € 24 million, € 4 million was paid in cash to Solibro AB. The additional € 20.0 million will be paid to Solibro AG as certain technological milestones, which Q-Cells AG expected to be achieved at the date the shareholding was acquired, are achieved. The present value of the milestone-dependent payment obligation of € 20.0 million calculated in line with the anticipated payment dates has therefore been included in the calculation of the cost of acquiring the stake. In July 2007, € 4.0 million was paid to Solibro AB as a consequence of achieving the first of these technological milestones.

On 12 February 2007, a resolution to increase the capital of Solibro GmbH was passed. Q-Cells AG purchased all the shares and consequently acquired a further 30.25 % of the shares in Solibro GmbH in the course of the capital increase. Of the consideration of € 60.0 million, € 10.0 million was paid to Solibro GmbH in cash. The remaining € 50.0 million is to be paid in specific tranches and at specific intervals to the capital reserve of Solibro GmbH, if a resolution to construct a prototype factory is adopted in 2007. Q-Cells AG also anticipated this resolution at the time the shareholding was acquired, which is why that part of the € 50.0 million that is attributable to the stake of the joint venture partner (Solibro AB), i.e. 32.5 % (= 100 % minus Q-Cells' share of 67.5 %) or € 16.25 million was also included with the present value in the calculation of the cost of acquiring the stake.

Construction of Solibro GmbH's first factory in Thalheim with a production capacity of 25 to 30 MWp (prototype factory) was approved by the Supervisory Board of Q-Cells AG in March 2007 and by the Shareholders' Meeting of Solibro GmbH at the beginning of May 2007, so that at this point a legal obligation to pay the total amount of € 50.0 million to the capital reserve of Solibro GmbH also accrued. In consequence, the partial amount of € 33.75 million (the "Q-Cells share"), which had not previously been taken into account, was recognised as an additional liability to Solibro GmbH with the present value being reported.

The first tranche of € 12.5 million was paid as scheduled at the end of May 2007.

The calculation of the present values is based on an interest rate of 4 %. The addition of accrued interest to liabilities to Solibro AB and Solibro GmbH will lead to a forecast interest charge of approx. € 3.0 million in total in subsequent periods up to November 2010. In the first half-year 2007, expenses resulted from the addition of accrued interest to liabilities amounted to € 0.6 million.

The present values of future payment obligations are shown correctly in the corresponding liabilities in the corresponding liabilities in the balance sheet.

Associated companies

In accordance with IAS 28, investments where Q-Cells has at least the option of exerting significant influence but not control or joint control of decision-making processes are shown as associated companies. According to IAS 28.6, a holding of at least 20 % of the voting rights in an associated company indicates the shareholder exercises significant influence unless it can be clearly demonstrated that this is not the case. Conversely, if a holding is smaller, significant influence must be clearly demonstrated. IAS 28.7 identifies a few indicators by which the existence of significant influence by the shareholder can be concluded as a rule.

Accounting for the acquisition of shares in REC

In February 2007, Q-Cells AG acquired 17.9 % of the shares (88,456,767 shares) in REC Renewable Energy Corporation ASA, Høvik/Norway (REC), from Good Energies Investments B.V., Amsterdam/the Netherlands.

At the same time, as part of a capital increase through contributions in kind, 34,323,579 new shares in Q-Cells AG were issued to Good Energies (3,753,595 ordinary shares and 30,569,984 preference shares). (Please see our comments on shareholders' equity.)

The acquisition costs of the REC shares were determined in accordance with IFRS 3.24ff. based on the fair value of the Q-Cells AG shares issued, taking account of the fair value of the put options acquired on the sale of part of the REC shares (please see the section on financial instruments).

The closing price of the Q-Cells share on the day before the transaction was published amounting to € 41.70 per share was taken as the fair value for the ordinary shares. The preference shares were valued at the value that was negotiated as appropriate within the framework of the capital increase through contributions in kind including a discount due to the lack of a possibility to sell the preference shares. This led to a valuation of € 32.25 per preference share.

Taking account of the fair value of the put options (€ 38.4 million), the acquisition costs for the share in REC was € 1,104.0 million. The intangible assets acquired pro rata in the course of acquiring the holding, which were identified in addition to the assets and liabilities already recognised in the REC consolidated balance sheet, will be amortised on a systematic basis from the second quarter 2007 and will be included in the income attributable to Q-Cells AG as required by the equity method prescribed in IAS 28.23 (last paragraph).

In essence these relate to orders in hand from long-term contractual relationships, which were acquired and valued with amortisation taking place on a straight-line basis over the average term of the underlying contracts. The intangible assets to be amortised over terms of between 5 and 10 years total € 101.0 million.

REC has been a long-term, strategically important partner of Q-Cells since the Company started production and is one of its most important suppliers. Q-Cells AG has significant key customer and supplier relationships with REC and its subsidiaries REC ScanModule AB, Glava / Sweden ('ScanModule'), REC ScanCell AS, Narvik/Norway ('ScanCell'), and REC ScanWafer AS, Høvik, Glomfjord, Porsgrunn/Norway ('ScanWafer'). REC has also taken a 33.33% holding in the joint venture EverQ GmbH and is also investing in the associated company CSG Solar AG. Furthermore, Marcel Brenninkmeijer, a member of the Supervisory Board of Q-Cells AG, is a member of the Board of Directors of REC at the same time.

In accordance with IAS 28, REC was accounted for in the consolidated financial statements as an associated company using the equity method with effect from February 5, 2007 (date of acquisition), since significant influence, as defined in IAS 28.7, can be exercised by Q-Cells AG because of the non-concentrated shareholder structure and the major business relationships maintained with the company.

On 20 June 2007, Q-Cells AG sold 3,500,000 shares in REC from those of its shareholdings not covered by put options at a price per share of NOK 203. The sale took place to offset the loss already incurred and still to be expected from valuing the put options at their fair market value. The share in REC has fallen to 17.18% as a consequence of the sale. We continue to regard REC a very important long-term partner and the participation in REC a strategic one.

Q-Cells AG received a total of € 88.0 million from the sale of these shares. The capital gain of € 44.0 million accruing from this sale is shown separately in the income statement as gain on disposal of financial assets.

NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

PROPERTY, PLANT AND EQUIPMENT

Work was started, as scheduled, on the construction of a new factory (line V) in 2006. Line V will be constructed in four sections and will have a nominal capacity of 225 MWp (production capacity of 180 MWp) by the end of 2007. The ramp-up of the first part of the new line V started towards the end of the second quarter. The next sections are expected to be commissioned in the third and fourth quarters of 2007 respectively. A further € 62.9 million was invested in the construction of line V in the first half year.

The Group also invested a total of € 18.4 million in the pilot lines at its subsidiaries Calyxo and Brilliant.

FINANCIAL ASSETS

CPI ChemiePark-Institut GmbH, Bitterfeld, in which Q-Cells AG has holdings of 6.1 %, is not part of the consolidation. Because disposal is intended, it is no longer reported under 'financial assets' in the Q-Cells AG consolidated financial statements.

Companies accounted for using the equity method
Investments in joint ventures and associated companies

Q-Cells AG holds the following **investments in joint ventures:**

	06/30/2007 Proportion of shareholders' equity		12/31/2006 Proportion of shareholders' equity	
	€ '000	%	€ '000	%
Solibro GmbH, Thalheim	80,469.3	67.50	0.0	0.00
EverQ GmbH, Thalheim	26,696.6	33.33	28,990.2	33.33
	107,165.9		28,990.2	

Q-Cells AG holds the following **investments in associated companies:**

	06/30/2007 Proportion of shareholders' equity		12/31/2006 Proportion of shareholders' equity	
	€ '000	%	€ '000	%
CSG Solar AG, Thalheim	4,927.6	21.71	6,235.7	21.71
Renewable Energy Corporation ASA, Høvik/Norway	1,069,730.3	17.18	0.0	0.00
The Solaria Corporation, Fremont, California/USA	2,692.9	12.39	2,950.8	12.39
	1,077,350.8		9,186.5	

As part of a capital increase carried out in July 2007, Q-Cells AG acquired a further 20.61 % of the shares in Solaria. The agreed total consideration of € 22.4 million (USD 30.0 million) was paid to Solaria in cash in July 2007. In addition to increasing the shareholding in Solaria to 33 %, Q-Cells AG has now concluded a supply agreement for solar cells totalling up to 1.35 GWp with a term of ten years.

In mid-July 2007, CSG Solar AG issued a convertible bond within the framework of which Q-Cells AG underwrote corresponding to its shareholding 18,867 units at the issue amount of € 106.00 per convertible bond on 16 July 2007. Payment of € 2.0 million took place in July 2007. The bond consits of 86,767 units in total and carries an interest coupon of 4.00 % with interest payable on maturity on 30 June 2011. Q-Cells AG is entitled at any time to convert each convertible bond into one new registered non par-value share with restricted transferability.

OTHER NON-CURRENT ASSETS

Other non-current assets reflect the non-current portion of advance payments made on future raw materials supplies (€ 45,222.0 thousand; 31 December 2006: € 43,922.3 thousand) as well as a bullet loan extended to EverQ GmbH, Thalheim, (€ 30,000.0 thousand; 31 December 2006: € 22.575,0 thousand). On 31 January 2007, Q-Cells AG extended the remaining € 7,425.0 thousand due under this loan agreement, which has a term up to 31 December 2009, to EverQ GmbH. Interest has been charged on the loan at 5.43% p.a. since 1 February 2007.

Current assets

INVENTORIES

	06/30/2007 € '000	12/31/2006 € '000
Raw materials, consumables and supplies	59,628.0	36,560.7
Finished and unfinished goods	49,856.6	36,635.2
Advances paid	21,826.8	5,532.3
	131,311.4	**78,728.2**

TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable have risen by 11.2% because of the increase in sales and are due within one year.

Receivables in foreign currency are translated at the rate applicable when the transaction took place and subsequently valued at the rate applicable on the balance sheet date. On the balance sheet date, receivables in foreign currency amounted to € 5,933.1 thousand (31 December 2006: € 8,889.7 thousand).

MARKET VALUES FROM FINANCIAL INSTRUMENTS

REC put options

Three put option agreements were concluded to partially hedge the value of the REC shares received in the course of the capital increase through contributions in kind to some extent. Q-Cells AG is entitled but not obliged to make delivery of a total of 78,573,329 shares, which were contributed as part of the capital increase through contributions in kind, to Orkla ASA, Oslo/Norway.

The fair value was determined on the basis of the Monte Carlo simulation.

The initial valuation is made up as follows:

	First put option first tranche	First put option second tranche	Second put option
Share price (NOK)	149.5	149.5	149.5
Exercise price (NOK)	90	90	70
Term in years	3	3	2
Volatility	43%	43%	43%
Risk-free interest rate (constant)	4.5%	4.5%	4.5%
Fair value of an option (NOK)	**4.69**	**4.69**	**1.81**
Exchange rate NOK/€	8.11	8.11	8.11
Fair value of an option (€)	**0.58**	**0.58**	**0.22**
Number of options	29,403,227	29,403,227	19,766,875
Total value of the tranche (€ '000)	17,003.2	17,003.2	4,418.9
Total value of all tranches (€ '000)			38,425.3

The initial valuation on 5 February 2007 considered at a fair value of € 38,425.3 thousand. These options are valued at fair value and have a value of € 7,805.8 thousand on 30 June 2007. The reduction in value of the put options is primarily due to the sharp increase in the price of REC shares and led to a negative result from the valuation of the options in the first quarter of € 30,619.5 thousand.

Embedded derivatives

Q-Cells AG has identified embedded foreign currency derivatives as part of its sale and purchase contracts. The contracts in question are long-term contracts in USD involving both sales and purchases. To hedge the foreign exchange risk resulting from purchase contracts in USD, the same volume of sales contracts was concluded in USD (hedging to reduce the foreign exchange risk).

For accounting purposes financial instruments, which are included in purchase or sale contracts denominated in USD, for which USD is not the usual currency for settling orders of this kind in international business practice and is also not the transaction partner's functional currency, are considered as embedded derivatives, which require separation.

This line item contains the positive market value of embedded derivatives amounting to € 29,370.8 thousand. This is offset by an item on the liabilities side relating to the negative market values amounting to € 28,706.5 thousand.

The net result of the changes in the market values of embedded derivatives amounts to € 1,047.0 thousand in the first half-year. Income and expenses from economically similar transactions amount to € 7,188.2 thousand and € 6,141.2 thousand respectively. The figure is shown in income from financial instruments.

Time deposits

There were no time deposits with an original term of more than 90 days as of 30 June 2007 (31 December 2006: € 10,060.0 thousand).

Cash and cash equivalents

The increase in cash and cash equivalents is mainly due to the influx of funds from the convertible bond and from the proceeds of the sale of REC shares. Cash and cash equivalents are made up as follows:

	06/30/2007 € '000	12/31/2006 € '000
Cash and balances in banks	6,768.2	10,998.1
Time deposits and call money	385,737.3	136,351.5
Securities	225,759.7	0.0
Total	**618,265.2**	**147,349.6**

Securities classified as available for sale (fund units) are valued at their respective fair values (market value). The changes in value are recognised in equity and not taken to income until they are sold.

SHAREHOLDERS' EQUITY

SHARE CAPITAL

Making partial use of authorised capital (authorised capital 2006/1) and with the approval of the Supervisory Board, the Company's share capital was increased by € 34,323.6 thousand from € 74,729.7 thousand to € 109,053.3 thousand.

In connection with the acquisition of shares in REC, Good Energies increased its shareholding in Q-Cells AG. As part of a capital increase in kind, Q-Cells AG issued 34,323,579 new shares to Good Energies. Of these shares, 3,753,595 were issued as ordinary shares. The remaining 30,569,984 shares are preference shares. The preference shares are not listed on the stock exchange and do not carry voting rights. The owners of preference shares are entitled to convert them to ordinary shares at a ratio of 1:1 through a stock exchange admission process and have them registered for stock exchange trading. The preference shares carry a small dividend premium of 3 cents per share. The dividend premium exists as far as a dividend is not paid to the ordinary shareholders. Good Energies now holds 29.63 % of the voting rights and 49.23 % of the share capital respectively.

Furthermore, on 19 June 2007 a total of 718,152 ordinary preference shares were issued from conditional capital I under the stock option programme 2003. Following the issue of new ordinary shares, the company's share capital now amounts to € 109,771.5 thousand.

With regard to the revised form of the authorised capital, please refer to the section entitled "Resolutions passed by the Annual Shareholders' Meeting on 14 June 2007".

CAPITAL RESERVE

The **capital increase through contributions** in kind was effected by exchanging 88,456,767 shares in REC for 34,323,579 new shares in Q-Cells AG. In accordance with IFRS 3.24ff. the cost of acquisition of the shares acquired in a company corresponds to the fair value of the shares issued. The total value of this exchange of shares therefore amounts to € 1,142,406.9 thousand. The amount in excess of the share capital of € 1,108,083.3 thousand was transferred to the capital reserve (with regard to measurement, please refer to our comments on the measurement of REC shares).

On 7 February 2007, the Executive Board of Q-Cells AG resolved, with the consent of the Supervisory Board, to issue a non-subordinated and (save for the guarantee) unsecured **convertible debenture** ('convertible bond').The convertible bond was issued by Q-Cells International Finance B.V., a wholly owned subsidiary of Q-Cells, which was established on 6 February 2007 and is guaranteed by Q-Cells. The convertible bond was only offered for sale to institutional investors outside the USA within the framework of an accelerated bookbuilding process. Existing Q-Cells shareholders' rights to subscribe to the convertible bond were excluded. The issue volume of the convertible bond amounted to € 492,500.0 thousand on the value date of 28 February 2007. Based on the conversion price mentioned below the convertible bond is convertible into up to approximately 7.37 million ordinary bearer Q-Cells shares with no par value (unit shares). The conversion price was set at € 66.79. This corresponds to a premium of 40 % above the reference price for Q-Cells ordinary shares of € 47.7061 per share. The convertible bond's coupon was set at 1.375 %. The convertible bond was approved for trading on the Euro MTF segment on the Luxembourg stock exchange on 23 April 2007.

According to IAS 32.28, this convertible bond is a hybrid financial instrument, which contains both liability components (right to interest and repayment) and equity elements (right to subscribe to shares) from the issuer's perspective. These components have to be calculated and shown separately when accounting for the bond. First, the fair value of the liability component (€ 394.0 million) was determined using Monte Carlo simulations. The effective interest rate was then determined from this fair value, taking transaction costs as well as the anticipated future payment flows in the case of an assumed term of 5 years into account, which amounts to 6.32 %. The fair value of the equity component including the embedded derivatives (termination rightscall options) is € 98.5 million. Under IAS 32.38, the transaction costs accrued to date of € 8.0 million are allocated to the assigned values in the ratio of the liability and equity components.

On 30 June 2007, the equity component is reported in the capital reserve at a net figure of € 97,409.1 thousand after taking account of deferred taxes of € 513.4 thousand because of the pro rata transaction costs recorded directly in shareholders' equity.

Stock option programme 2005 (ESOP IIc/ESOP IIe)

The fourth (ESOP IIc) and fifth (ESOP IIe) tranche of the stock option programme 2005 will allow certain employees to acquire Company shares with restrictions on disposal at a fixed exercise price and defined terms under certain conditions. In principle, the issue of stock options, which took place in January 2007, as part of the fourth and 5th tranche of the stock option is subject to the same option conditions as the issue of options as part of the first tranche in August 2005, the second tranche in January 2006 and third tranche in July 2006. However, there are differences in the vesting period and the term of the options.

The stock options are recognised at the fair value of the options issued in accordance with IFRS 2 and are recorded under personnel expenses with a corresponding increase in shareholders' equity (capital reserve). The fair value was determined on the basis of the Monte Carlo simulation.

The following model parameters and premises are used for determining the option price:

	ESOP IIc	ESOP IIe
Exercise price equals the share price on the issue date	€ 37.29	€ 34.07
Vesting period	2 years	3 years
Expected average term of the option	2.5 years	3 years
Market price of the underlying share at the time of issue	€ 37.29	€ 34.07
Expected volatility in the share price	50 %	50 %
Dividend yield from 2010	1.0 %	1.0 %
Risk-free interest rate	3.7 %	3.7 %

The volatility was established on the basis of past volatility of the peer group over the past year and two years.

On the basis of the assumptions given, the fair value of the options (subscription right to one share) was calculated at € 13.15 (ESOP IIc) and € 11.50 (ESOP IIe).

Total expenses recorded in the period under review for expenditure on the stock option programme 2005 in the first half 2007 amount to € 102.7 thousand (ESOP IIc) and € 87.8 thousand (ESOP IIe).

Stock option programme 2005 (ESOP IId)

In July 2007, a total of 20,144 options were granted to certain employees as part of the sixth tranche of the stock option programme 2005 (ESOP IId) pursuant to the resolution by the Executive and Supervisory Boards. In principle, the issue of stock options is subject to the same option conditions as the issue of options as part of the other five tranches of the stock option programme 2005. However, there are differences in the vesting period and the term of the options. The exercise price for the options is the same as the share price at the time they were issued and stands at € 69.13.

Please refer to the statement of changes in equity for details of changes in the shareholders' equity of Q-Cells AG in the first half of 2007.

Resolutions passed by the Annual Shareholders' Meeting on 14 June 2007

The Annual Shareholders' Meeting on 14 June 2007 passed the following resolutions:

The existing authorised capital (authorised capital 2006/1) is cancelled and recreated as follows:

The Executive Board is authorised, with the consent of the Supervisory Board, to increase the share capital of the Company up to 31 May 2012 on the basis of contributions in kind or cash contributions on one or more occasions by up to a total of € 54,526,653.00 by issuing up to 54,526,653 new ordinary bearer shares with no par value and/or preference shares with or without voting rights (unit shares) (authorised capital) and, in so doing, to determine a date on which profit sharing is to start that differs from the law. The authorisation includes the authority to issue additional preference shares with or without voting rights, which rank ahead of or equal to the preference shares issued on the basis of this authorisation. The Executive Board is authorised, with the consent of the Supervisory Board, to decide on the exclusion of shareholders' subscription rights and to stipulate additional details for each capital increase and the conditions for the share issue.

The Executive Board is authorised, with the consent of the Supervisory Board, to issue up to 5,756,442 options to current and future employees and members of the Executive Board as well as to members of the second tier of management and employees of companies affiliated currently or in future on one or more occasions up to 31 May 2011, which permit holders to acquire new Q-Cells AG shares, subject to the provisions of the option conditions (stock option programme 2007/ESOP III). If options are to be granted to members of the Company's Executive Board, only the Supervisory Board is authorised to issue them.

A conditional capital V is created as follows to provide for the stock option programme 2007:

The Company's share capital is conditionally increased by up to € 5,756,442.00 by issuing up to 5,756,442 ordinary bearer shares with no par value (conditional capital IV). The conditional capital increase is only to be implemented in as much as options are issued from the conditional capital IV and holders of the options make use of their subscription right.

The resolution passed by the Annual Shareholders' Meeting on June 29, 2006 authorising the issue of options and/or convertible bonds with a total nominal amount of up to € 1.5 billion is cancelled in as much as no use has been made of this authorisation.

The Executive Board is authorised, with the consent of the Supervisory Board, to issue options and/or convertible bonds with a total nominal amount of up to € 3 billion, which may or may not be limited in term, on one or more occasions up to 31 May 2012 and to grant holders of option bonds option rights and holders of convertible bonds conversion rights to the Company's ordinary bear shares with no part value (unit shares) with a pro rata amount of the share capital totalling up to € 36,247,465.00 Euro subject to the more detailed provisions of the option and convertible bond conditions.

The share capital will be conditionally increased by up to € 43,621,323.00 by issuing up to 43,621,323 new ordinary bearer shares each with a pro rata amount of the share capital of € 1.00 (unit shares) (conditional capital III). The conditional capital increase serves to grant option rights and option obligations subject to the provisions of the option conditions to the holders of warrants under warrant bonds or of conversion rights and conversion obligations subject to the provisions of the convertible bond conditions to holders of convertibles bonds that are issued by the Company or a subordinate affiliated company up to 31 May 2012.

All resolutions passed by the Annual Shareholders' Meeting were recorded in the commercial register on 30 July 2007.

Non-current liabilities

CONVERTIBLE BOND

This balance sheet item contains the liability component (as of 30 June 2007 € 395,810.5 thousand) of the convertible bond issued in February 2007. (Please see our comments on shareholders' equity.)

OTHER NON-CURRENT LIABILITIES

Other non-current liabilities as of 30 June 2007 essentially reflect the non-current liabilities from the acquisition of Solibro GmbH amounting to € 25,228.0 thousand (of which € 14,069.0 thousand due to Solibro GmbH and € 11,159.0 thousand due to Solibro AB), from the finance lease of € 2,386.1 thousand (31 December 2006: € 2,359.3 thousand) and the non-current portion of advance payments received on orders (€ 12,412.1 thousand; 31 December 2006: € 11,292.0 thousand).

-

Current liabilities

TRADE ACCOUNTS PAYABLE

Trade accounts payable have risen by 19.6% primarily in line with the increase in the cost of materials and the investment in property, plant and equipment. They are due within one year.

Payables in foreign currencies are translated at the exchange rate on the transaction date and later measured at the closing rate. At the balance sheet date, liabilities in foreign currencies amounted to € 2,541.3 thousand (31 December 2006: € 2,126.9 thousand).

OTHER CURRENT LIABILITIES

The increase in other current liabilities compared with 31 December 2006 relates in essence to the current liabilities from the acquisition of Solibro GmbH amounting to € 29,934.0 thousand (of which € 22,033.0 thousand due to Solibro GmbH and € 7,901.0 thousand due to Solibro AB). There is also a liability to the tax office and the corresponding social security authorities of € 22,355.5 thousand, which is attributable to the exercise of a tranche of the stock option programme 2003 in June 2007 and the resulting consequences in terms of wage tax and social security contributions.

NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

The comparative figures relate to the period from 1 January to 30 June 2006.

REVENUES

Sales revenues rose by 44.2% compared to 2006.

Information on the breakdown by region is provided in the segment report of these notes.

Product	Cell Type		Sales 2007 01/01-06/30 € '000	Sales 2006 01/01-06/30 € '000	Change € '000
Poly-crystalline	**Q5**	(125x125 mm)	463.0	2,424.6	-1,961.6
	Q6	(150x150 mm)	4.0	2,675.7	-2,671.7
	Q6L	(156x156 mm)	305,228.8	205,764.8	99,464.0
	Q8	(210x210 mm)	528.1	647.5	-119.4
Mono-crystalline	**Q5M**	(125x125 mm)	21,381.0	6,789.3	14,591.7
	Q6M	(150x150 mm)	5.7	0.0	5.7
	Q6ML	(156x156 mm)	14,660.5	24,715.3	-10,054.8
Sales revenue from the sale of solar cells			**342,271.1**	**243,017.2**	**99,253.9**
Silicon sales			6,714.5	0.0	6,714.5
Other			1,416.5	58.1	1,358.4
Total			**350,402.1**	**243,075.3**	**107,326.8**

Sales of broken cells, other sales and deductions were allocated to individual products and cell types.

Revenues from the sale of wafers that could no longer be used in production because of their condition are reported mainly under „other".

OTHER OPERATING INCOME

Other operating income is composed of the following items:

OTHER OPERATING INCOME	01/01–06/30 2007 € '000	01/01–06/30 2006 € '000
Reversal of investment subsidies	1,860.6	1,591.1
Reversal of investment grants	1,363.5	1,406.0
Difference on the liability side („lucky buy")	1,253.9	0.0
Foreign exchange gains	1,086.2	1,239.3
Research subsidy	203.7	0.0
Reversal of provisions	0.0	442.3
Income not relating to the period	0.0	74.3
Other income	480.0	959.0
Total	**6,247.9**	**5,712.0**

Please refer to the section on accounting for VHF re the income resulting from the immediate recognition of the difference on the liability side.

COST OF MATERIALS

Cost of materials are primarily incurred in the procurement of wafers. The cost of materials ratio (ratio of cost of materials related to sales revenues and changes in inventories) amounts to 64.3% in the first half of 2007 (2006: 61.8%) if account is taken of the change in reporting personnel leasing expenditure.

PERSONNEL EXPENSES

As of 30 June 2007, Q-Cells AG (Group) had 1,283 employees (31 December 2006: 921) and 35 trainees (31 December 2006: 39). As in fiscal year 2006, the Executive Board of Q-Cells AG is composed of four members. In the first half of 2007, the personnel expense ratio (ratio of personnel expenses related to sales revenues and changes in inventories) was 7.4% (2006: 8.1%).

OTHER OPERATING EXPENSES

Other operating expense is composed of the following items:

OTHER OPERATING EXPENSE	01/01–06/30 2007 € '000	01/01–06/30 2006 € '000
General and administrative expenses	2,510.9	1,584.8
Personnel leasing	2,441.1	1,043.7
Legal and consulting costs	2,396.0	2,177.6
Maintenance and repair costs	1,673.8	1,928.2
Foreign exchange differences	1,541.1	2,395.4
Selling expenses	1,278.4	1,378.5
Recruiting	1,270.5	557.6
Other third-party costs	1,194.9	378.5
Other travel expenses	947.8	657.8
Costs related to guarantees	891.8	1,253.2
Freight and storage costs	719.1	528.6
Training	675.4	483.0
Contributions and fees	473.8	663.8
Supervisory Board remuneration	231.9	173.3
Other operating expense	1,999.5	1,424.5
Total	**20,246.0**	**16,628.5**

INCOME FROM FINANCIAL ASSETS ACCOUNTED FOR USING THE EQUITY METHOD

	01/01–06/30 2007 € '000	01/01–06/30 2006 € '000
Income from associated companies		
Renewable Energy Corporation ASA	12,996.9	0.0
CSG Solar AG	-1,334.0	-861.1
The Solaria Corporation	-272.6	0.0
Income from joint ventures		
Solibro GmbH	-617.6	0.0
EverQ GmbH	-1,709.0	-1,128.2
	9,063.7	-1,989.3

GAIN ON DISPOSAL OF FINANCIAL ASSETS

Please refer to the comments on the accounting for the acquisition of shares in REC.

INTEREST AND SIMILAR EXPENSES

Interest and similar expenses include an amount of € 8.2 million relating to the interest payable on the convertible bond. There were no corresponding expenses in the comparative period.

INCOME FROM FINANCIAL INSTRUMENTS

	01/01–06/30 2007 € '000	01/01–06/30 2006 € '000
Loss on the valuation of the REC put options	-30,619.5	0.0
Income from embedded derivatives	1,047.0	0.0
	-29,572.5	0.0

INCOME TAXES

Income taxes break down as follows:

INCOME TAXES	01/01–06/30 2007 € '000	01/01–06/30 2006 € '000
Corporation tax	19,127.4	11,022.8
Trade tax	6,173.0	5,185.8
Deferred taxes	1,158.7	-61.5
Total	26,459.1	16,147.1

Taking into account the solidarity surcharge and the trade tax, a tax rate of 33.07 % is arrived at when calculating deferred taxes (30 June 2006: 33.07 %). On the basis of the amendment to the tax rate approved in July 2007, we shall use a combined tax rate of 22.83 % for future reporting periods.

The reduction of the effective tax rate from 30.1 % for the first half year of 2006 to 25.8 % in the reporting period is due largely to gains on the disposal of the REC stake being tax free.

EARNINGS PER SHARE

Earnings per share were calculated according to IAS 33. In calculating basic earnings per share only ordinary shares were considered.

Pursuant to IAS 33.64, the capital increases that took place in July 2006 have been taken into account in the calculation of earnings per share for the first half of 2006 to enhance comparability.

Basic earnings per share:

	01/01–06/30 2007	01/01–06/30 2006
Net income for the period attributable to ordinary shareholders (€ '000)	58,708.1	37,527.8
Weighted average number of ordinary shares	77,797,344	73,827,208
Earnings per share (undiluted) in €	**0.75**	**0.51**

The weighted average number of ordinary shares is calculated as follows:

	01/01–06/30 2007	01/01–06/30 2006
Shares issued on January 1	74,729,728	73,827,208
Effect of the capital increase through contributions in kind	3,023,729	0
Effect of the capital increase from share options excercised	43,887	0
Weighted average number of ordinary shares	**77,797,344**	**73,827,208**

Net income for the period attributable to ordinary shareholders is calculated as follows:

	01/01–06/30 2007 € '000	01/01–06/30 2006 € '000
Net income for the period (after minorities)	77,291.5	37,527.8
Net income for the period relating to preference shares	–18,583.4	0.0
Net income for the period attributable to ordinary shareholders	**58,708.1**	**37,527.8**

Diluted earnings per share:

	01/01–06/30 2007	01/01–06/30 2006
Net income for the period attributable to ordinary shareholders (€ '000)	58,708.1	37,434.3
Weighted average number of shares	82,037,645	79,321,340
Earnings per share (diluted) in €	**0.72**	**0.47**

The weighted average number of shares is calculated as follows:

	01/01–06/30 2007	01/01–06/30 2006
Weighted average number of ordinary shares (undiluted)	77,797,344	73,827,208
Impact of share options issued	4,240,301	5,494,132
Weighted average number of ordinary shares (diluted)	**82,037,645**	**79,321,340**

30,569,984 existing convertible preference shares as well as 7,373,858 potential ordinary shares from the convertible bond were not included in the calculation of the diluted result per share as they do not have a dilutive effect.

NOTES TO THE CASH FLOW STATEMENT

Liquid funds include cash and cash equivalents reported in the balance sheet.

The recognition of an incoming payment of € 22.4 million, which is explained under „other current liabilities", as a liability, which is also shown separately in the cash flow statement, had a positive impact on cash provided by operating activities. Without this effect, cash inflows would have totalled € 22.1 million. The offset of the other liability through payment at the beginning of July will lead to a corresponding counter-effect in the third quarter.

Despite net income in the first-half of 2007 being twice the figure of the equivalent period of the previous year, adjusted operating cash flow (€ 22.1 million) as described above is considerably down by € 13.9 million. This is due to a further increase in inventories, higher advance payments and actual tax payments.

Investment in property, plant and equipment and in intangible assets to expand production capacity of € 120.0 million (2006: € 19.4 million), the acquisition of the share in Solibro GmbH and the loan extended to EverQ on the one hand as well as the offsetting change in time deposits and inflows from the sale of shares in REC on the other hand led to cash outflows for investing activities of € 54.0 million (2006: € 11.2 million).

Cash inflows from financing activities resulted primarily from cash receipts from the convertible bond totalling € 484.5 million.

Cash inflows from operating activities and from financing activities financed investment activities entirely; surplus funds were allocated to liquid funds.

Changes in balance sheet items used in preparing the cash flow statement cannot be directly derived from the balance sheet, since effects from noncash business transactions have been eliminated.

OTHER DISCLOSURES

SEGMENT REPORTING

Q-Cells AG's primary reporting format is segmented into the core area of conventional cell technology, the area of new technologies, the area of silicon trading and the REC area (please refer to the section on associated companies).

Q-Cells AG's secondary reporting format is segmented according to geographical categories. Income, expenses and other information are allocated according to the principle of the location of assets. Since almost all assets are located in Germany, all other information is also provided under the Germany segment. No additional segmentation is undertaken.

The following table shows the segmentation of sales revenues according to customer location:

	01/01-06/302007		01/01-06/302006	
	€ '000	% share	€ '000	% share
Germany	148,562.7	42.4	123,647.6	50.9
Spain	35,981.3	10.3	19,751.0	8.1
Other EU countries	23,960.3	6.8	16,042.3	6.6
Non EU countries	141,897.8	40.5	83,634.4	34.4
	350,402.1	100.0	**243,075.3**	**100.0**
Export ratio		57.6		**49.1**

OVERVIEW OF AREAS OF OPERATIONS 01/01-06/30/ in €'000 (primary reporting format)	Core business		New technologies	
	2007	2006	2007	2006
Segment sales revenues	343,481.3	243,017.2	206.3	58.1
Segment income	78,631.1	56,450.9	-2,811.3	-568.6
Income of financial assets accounted for using the equity method				
Pro rata income	0.0	0.0	-3,933.2	-1,989.3
Income from disposal of financial assets	0.0	0.0	0.0	0.0
Income from financial instruments	1,047.0	0.0	0.0	0.0
Income for the period				
Segemnt assets	1,113,265.9	490,803.7	82,165.7	48,717.8
Shares of financial assets accounted for using the equity method	0.0	0.0	124,564.1	38,176.7
Market value of financial instruments	29,370.8	22,182.7	0.0	0.0
Total assets				
Segment liabilities	132,991.2	112,872.3	10,693.4	5,486.0
Market value of financial instruments	28,706.5	22,565.3	0.0	0.0
Total liabilities				
Costs for the acquisition of segment assets (plant, property and equipment and intangible assets)	97,637.2	45,399.7	19,359.5	22,740.7
Depreciation on segment assets	10,139.5	9,006.4	461.6	0.0
Total amount of essentially non-cash expenses	1,684.0	3,030.3	0.0	0.0

Silicon trade		REC		Non-assigned items		Group	
2007	2006	2007	2006	2007	2006	2007	2006
6,714.5	0.0	0.0	0.0	0.0	0.0	350,402.1	243,075.3
5,074.3	0.0	0.0	0.0	0.0	0.0	80,894.1	55,882.3
0.0	0.0	12,996.9	0.0	0.0	0.0	9,063.7	−1,989.3
0.0	0.0	43,951.0	0.0	0.0	0.0	43,951.0	0.0
0.0	0.0	−30,619.5	0.0	0.0	0.0	−29,572.5	0.0
						77,291.5	**37,527.8**
0.0	0.0	0.0	0.0	32,003.8	34,587.3	1,227,435.4	574,108.8
0.0	0.0	1,059,952.6	0.0	0.0	0.0	1,184,516.7	38,176.7
0.0	0.0	7,805.8	0.0	0.0	0.0	37,176.6	22,182.7
						2,449,128.7	**634,468.2**
0.0	0.0	0.0	0.0	522,664.3	53,573.7	666,348.9	171,932.0
0.0	0.0	0.0	0.0	0.0	0.0	28,706.5	22,565.3
						695,055.4	**194,497.3**
0.0	0.0	0.0	0.0	0.0	0.0	116,996.7	68,140.4
0.0	0.0	0.0	0.0	0.0	0.0	10,601.1	9,006.4
0.0	0.0	0.0	0.0	0.0	0.0	1,684.0	3,030.3

CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

Purchase commitments

Q-Cells AG has entered into commitments to suppliers for purchasing wafers and silicon totalling € 3,287.5 million (31 December 2006: € 2,194.5 million) between 2007 and 2018, € 216.8 million of which applies to 2007.

FINANCIAL RISKS

Security policy

Investment of capital is undertaken only at financial institutions with high credit ratings. Investment consists of financial assets that are subject either to moderate value fluctuations or none at all. Investment is in financial assets that are readily available, in order to cover the financing and liquidity requirements for planned capital expenditures.

Liquidity risk

Appropriate financial planning instruments are utilised to control our future liquidity position. We do not foresee any liquidity bottlenecks according to current planning.

Currency risk

Currency risks arise for Q-Cells primarily due to the fact that we make purchases in USD that are not entirely offset by USD sales. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary.

Interest rate risk

The Company is not exposed to any major interest rate risks because its investments are short term, as are the remaining terms of the loans it has raised.

Thanks to the successful capital increase following the IPO in 2005, the creation of sufficient capital through the issue of a convertible bond with a very low coupon and the capital increase through the issue of new shares in return for contributions in kind, dependence on changes in interest rates has reduced further because the Company is more able to finance its activities from equity.

Credit risks

There is no significant concentration of credit risk for the Group.

As part of procurement and security activities, it is sometimes necessary to make advance payments to suppliers. This also may give rise to credit risks. As part of customer relationships advance payments are also requested, which counter this risk.

The maximum credit risk is reflected in the balance sheet figures. Prompt and capable financial control in conjunction with a customer evaluation system reduces the probability of bad debts.

CHANGES TO THE EXECUTIVE BOARD AND SUPERVISORY BOARD

Thomas Schmidt will resign from his role as Chief Operations Officer (COO), which he has occupied since April 2004, with effect from September 30, 2007. He will be replaced as the COO by Mr Gerhard Rauter with effect from 1 October 2007.

The member of the Supervisory Board elected by the Annual Shareholders' Meeting, Immo Ströher, has resigned with effect from the end of the ordinary Annual Shareholders' Meeting on 14 June 2007.

Mr Richard Kauffman, New York, USA, Chief Executive Officer of Good Energies Inc., was appointed as a member of the Company's Supervisory Board by the Annual Shareholders' Meeting on 14 June 2007. Currently, Mr Richard Kauffman is not a member of any other Supervisory Boards prescribed by law or comparable bodies monitoring commercial enterprises.

EVENTS OF PARTICULAR SIGNIFICANCE AFTER THE INTERIM PERIOD'S BALANCE SHEET DATE

Please refer to our comments on shares in associated companies with regard to the increase in the Solaria shareholding, which took place in July 2007, and the underwriting of the convertible bond issued by CSG Solar AG.

Please refer to the notes on equity with regard to the stock option programme 2005 (ESOP IId) issued in July 2007.

Bitterfeld-Wolfen, 9 August 2007

Q-Cells AG's Executive Board

Anton Milner	**Thomas Schmidt**	**Dr. rer. pol. Hartmut Schüning**	**Dr. Florian Holzapfel**
CEO	COO	CFO	CTO

FINANCIAL CALENDAR 2007

15 May	Publication of the First Quarter 2007 Report
14 June	Annual General Meeting in Berlin
14 August	Publication of the Second Quarter 2007 Report
14 November	Publication of the Third Quarter 2007 Report

CONTACT INFORMATION, PUBLISHER'S IMPRINT

Q-Cells AG
OT Thalheim
Guardianstraße 16
D-06766 Bitterfeld-Wolfen
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 99-10 101
FAX + 49 (0)3494 66 99-10 000
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 99-10 121
FAX + 49 (0)3494 66 99-10 000
MAIL presse@q-cells.com

Concept and Design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Date of publication
14 August 2007

Production
This Quarter Report is climate-neutral and printed on PEFC-certified paper. The greenhouse gas emissions caused by the production and distribution of this publication have been offset by investments in an additional climate protection project.

CONTACT

Q-CELLS AG
OT Thalheim
Guardianstraße 16
06766 Bitterfeld-Wolfen
Germany

TEL +49 (0)3494 66 99-0
FAX +49 (0)3494 66 99-199

MAIL q-cells@q-cells.com
WEB www.q-cells.com

END